Exhibit 99.1

MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

Technical Report - Resources and Reserves,

Las Cristinas Gold and Copper Deposits

Bolivar State, Venezuela

Prepared for

CRYSTALLEX INTERNATIONAL CORPORATION

April 30, 2003

Steve Ristorcelli, P. Geo.

Scott Hardy, P. Eng.

775-856-5700

210 South Rock Blvd.

Reno, Nevada  89502

FAX: 775-856-6053

	Resources and Reserves, Las Cristinas Gold Deposits, Bolivar State, Venezuela Crystallex International Corporation

Section
		7.3.1	Conductora-Cuatro Muertos and Potaso		25
		7.3.2	Mesones/Sofia		26
		7.3.3	Cordova		30
	7.4	Specific Gravity			30
	7.5	Implications to Modeling			32

8.0	DEPOSIT TYPES				33

9.0	MINERALIZATION				34

10.0	EXPLORATION				35
	10.1	Surface Trenching Programs			35
	10.2	Surveying			36

11.0	DRILLING				37
	11.1	Pre-2003 Drilling			37
		11.1.1	Logging		39
			11.1.1.1	Placer Logging-Geologic	39
			11.1.1.2	Placer Logging-Geotechnical	39
		11.1.2	Placer Oriented Core		39
		11.1.3	Placer “Contamination”		40
	11.2	2003 Drilling			40

12.0	SAMPLING METHOD AND APPROACH				43
	12.1	2003 Sample Preparation and Analytical Procedures			43

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY				44
	13.1	2003			44

14.0	DATA VERIFICATION				45
	14.1	Grade versus Core Recovery Comparison			45
	14.2	MDA Checks on 2003 Crystallex Sampling			47
	14.3	2003 Crystallex Verification Program			48
		14.3.1	Twin Hole Analysis		48
		14.3.2	Crystallex Checks on Previous Samples		49
			14.3.2.1	Pulps	49
			14.3.2.2	Coarse Rejects	50
			14.3.2.3	Quarter-Core	51
		14.3.3	2003 Quality Control		53
	14.4	Surveying			54
	14.5	Discussion			54

15.0	ADJACENT PROPERTIES				55

Section
16.0	MINERAL PROCESSING AND METALLURGICAL TESTING				56
	16.1	Metallurgical Test Work			56
	16.2	Saprolite Oxides			56
	16.3	Saprolite Sulfides			56
	16.4	Bedrock			57
	16.5	Recovery			57

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES				58
	17.1	Database			58
	17.2	Geologic Model			59
		17.2.1	Gold		59
			17.2.1.1	Conductora	59
			17.2.1.2	Mesones/Sofia	60
		17.2.2	Copper		60
			17.2.2.1	Conductora	60
			17.2.2.2	Mesones/Sofia	61
		17.2.3	Silver		62
			17.2.3.1	Conductora	62
			17.2.3.2	Mesones/Sofia	62
		17.2.4	Specific Gravity		62
		17.2.5	Metallurgical Model		63
	17.3	Conductora Grade Model			63
		17.3.1	Conductora - Assays		63
		17.3.2	Conductora - Composites		65
		17.3.3	Conductora – Geostatistics and Estimation		66
	17.4	Conductora Resources			68
	17.5	Mesones/Sofia Grade Model			72
		17.5.1	Mesones/Sofia - Assays		72
		17.5.2	Mesones/Sofia - Composites		74
		17.5.3	Mesones/Sofia – Geostatistics and Estimation		74
	17.6	Mesones Resources			76
	17.7	Total Resources			79
	17.8	Other Resources			80
	17.9	Resource Validation			80
		17.9.1	Conductora		80
			17.9.1.1	Comparison to Placer Dome Estimates	80
	17.10	Mineral Reserve Estimates			80
		17.10.1	Applied Methodologies		82
			17.10.1.1	Pit Design Parameters	83
			17.10.1.2	Dilution	84
		17.10.2	Cutoff Grades		85
		17.10.3	Mineral Reserve Estimate		87
		17.10.4	Mining		87
			17.10.4.1	Saprolite Mining	87

Section
	17.10.4.2	Bedrock Mining	87
	17.10.4.3	Waste Dumps	88
	17.10.4.4	Pit Dewatering	88

18.0	OTHER RELEVANT DATA AND INFORMATION		89

19.0	INTERPRETATIONS AND CONCLUSIONS		90

20.0	RECOMMENDATIONS		92

21.0	REFERENCES		93

22.0	CERTIFICATE OF AUTHORS		94

LIST OF TABLES

Table
Table 1.1	Drill Data Description	2
Table 1.2	Las Cristinas Resources (Including Reserves)	3
Table 1.3	Total Las Cristinas Proven and Probable Reserves	5
Table 4.1	List of Cristina Concessions	10
Table 6.1	Placer Dome 1997 Measured and Indicated Resource Estimate	20
Table 6.2	Placer Dome 1997 Inferred Resource Estimate	20
Table 6.3	Placer Dome 1993-1996 Measured and Indicated Resource Estimates	20
Table 6.4	Placer Dome Reserve Estimates	21
Table 7.1	Placer Specific Gravity Test Work Results	30
Table 7.2	Specific Gravity by Material Type	31
Table 11.1	Drill Database Description	37
Table 11.2	2003 Verification Drill Database	41
Table 14.1	Saprolite Gold Grade and Core Recovery	45
Table 14.2	MDA Checks on Crystallex Drilling	47
Table 14.3	Twin Hole Comparison	48
Table 14.4	Descriptive Statistics on Pulps	49
Table 14.5	Descriptive Statistics on Coarse Rejects	50
Table 14.6	Descriptive Statistics on Quarter-Core	52
Table 14.7	Descriptive Statistics on Inserted Coarse Rejects	54
Table 14.8	Descriptive Statistics on Inserted Barren Core	54
Table 16.1	Gold in Doré and Flotation Concentrate	57
Table 17.1	Descriptive Statistics of Database Used	58
Table 17.2	Modeled Gold Zones at Conductora	59
Table 17.3	Modeled Gold Zones at Mesones/Sofia	60
Table 17.4	Modeled Copper Zones at Conductora	61
Table 17.5	Modeled Copper Zones at Mesones/Sofia	62
Table 17.6	Modeled Silver Zones at Conductora	62
Table 17.7	Modeled Silver Zones at Mesones/Sofia	62
Table 17.8	Material Types used to Define Specific Gravity	63

Table 17.9	Descriptive Statistics of the Conductora Assay Database	64
Table 17.10	Capping Limits at Conductora	65
Table 17.11	Conductora Estimation Parameter	67
Table 17.12	Criteria for Classification of Resources	69
Table 17.13	Conductora Measured and Indicated Resources	70
Table 17.14	Conductora Total Resources	71
Table 17.15	Descriptive Statistics of the Mesones/Sofia Assay Database	72
Table 17.16	Capping Limits at Mesones/Sofia	73
Table 17.17	Mesones/Sorfia Estimation Parameters	75
Table 17.18	Parameters for Classification of Resources – Mesones/Sofia	76
Table 17.19	Mesones/Sofia Measured and Indicated Resources	77
Table 17.20	Mesones/Sofia Total Resources	78
Table 17.21	Total Estimated Resources at Conductora and Mesones/Sofia	79
Table 17.22	Conductora Placer-Crystallex Resource Comparison	81
Table 17.23	Mesones/Sofia Placer-Crystallex Resource Comparison	82
Table 17.24	Economic Parameters	84
Table 17.25	Physical Parameters	84
Table 17.26	Gold Cutoff Grades	85
Table 17.27	Las Cristinas Mineral Reserve Estimate	87
Table 20.1	Recommended Program Budget	92

LIST OF FIGURES

Figure
Figure 4.1	Location Map	13
Figure 4.2	Project Area Location and Concessions	14
Figure 7.1	Cross Section 9150 – Gold Zones at Conductora	27
Figure 7.2	Cross Section 950 – Gold Zones at Mesones/Sofia	28
Figure 7.3	Cross Section 9150 – Copper Zones at Conductora	29
Figure 7.4	Box and Whisker Plot of Placer Specific Gravity by Rock Type	31
Figure 11.1	Drill Plan Map	38
Figure 14.1	Box and Whisker Plot for Gold Grade versus Core Recovery	46
Figure 14.2	Box and Whisker Plot for Copper Grade versus Core Recovery	46
Figure 14.3	MDA Checks on Crystallex Drilling	47
Figure 14.4	Scatterplot of Crystallex Checks on Pulps	50
Figure 14.5	Scatterplot of Crystallex Checks on Coarse Rejects	51
Figure 14.6	Scatterplot of All Crystallex Checks on Quarter Core	52
Figure 14.7	Scatterplot of Crystallex Checks on Quarter-Core	53
Figure 17.1	Pit Design and Site Map	86

v

MINE DEVELOPMENT ASSOCIATES

MINE ENGINEERING SERVICES

1.0                               EXECUTIVE SUMMARY

1.1                               Introduction

Mine Development Associates (MDA) was retained by Crystallex International Corporation (Crystallex) to estimate gold, copper and silver resources, calculate reserves and compile a technical report for the Las Cristinas project in Bolivar State, Venezuela, following the guidelines of National Instrument 43101. This project represents the first work performed by Crystallex on Las Cristinas for the resource and reserve estimates.  MDA prepared an earlier technical report dated December 6, 2002 on historic work done by previous operators of the Las Cristinas project (“First Report”).

1.2                               Property, Mining Rights and Location

The Las Cristinas property is located in the southeast corner of Venezuela in the State of Bolivar, approximately 670 km southeast of Caracas.  The property consists of 3,885.6 hectares in four concessions. Crystallex entered into an agreement on September 17, 2002 with Corporación Venezolana de Guayana (CVG) that grants Crystallex exclusive rights to develop and exploit gold deposits on the Las Cristinas 4, 5, 6, and 7 concessions, but does not transfer property rights to Crystallex.

The rights to revenue from copper production have not yet been granted to Crystallex and, therefore, copper resources and reserves have not been attributed to Crystallex in this report.  However, economic calculations used in this report include compensation for copper extraction, to which Crystallex allocates transportation and smelting costs.  This study assigns all net copper revenue to third parties.  MDA is adopting this approach on the basis of Crystallex’s legal opinion regarding mining rights over copper in the Las Cristinas deposits. The Crystallex agreement with CVG allows for the granting of copper-revenue rights and negotiations are taking place.

1.3                               History

Gold was first discovered in the area in Quebrada Amarilla in 1920.  Gold mining at the site was initiated in the 1930s and continued sporadically on a minor scale until the early 1980s, when a gold rush occurred. This uncontrolled mining in the 1980s, reportedly by 5,000 to 7,000 independent artisinal miners, extracted alluvial and saprolite-hosted gold using hydraulic mining techniques.  Placer Dome Inc. (Placer) began exploration in the early 1990s and, after extensive exploration and development, announced a positive feasibility study of the Las Cristinas Mine.  Construction began on August 2, 1997, but was ultimately suspended on July 15, 1999.  Up until that time, Placer reportedly spent US$118 million on the project.

Resources and Reserves, Las Cristinas Gold Deposits, Bolivar State, Venezuela Crystallex International Corporation

1.4                               Geology and Mineralization

The Las Cristinas property is located in a poorly understood part of the Archean to early Proterozoic granite-greenstone terrain of the Guyana Shield.  Supracrustal sequences on the property are predominantly intermediate metavolcanic and pyroclastic rocks.  Several rock types intrude the stratigraphic package; some post-date the mineralization.

There are two main deposits at Las Cristinas: Conductora/Cuatro Muertos and Mesones/Sofia. At Conductora/Cuatro Muertos, gold and copper mineralization are associated with pyrite-chalcopyrite disseminations, veinlets (2-5% sulfides) and blebs generally oriented parallel to the foliation, which strikes north-northeast and northwest and dips moderately to steeply west to southwest.  The occurrence of sulfide mineralization is not associated with any particular rock type, but rather, with alteration assemblages that include secondary biotite and a younger carbonate-epidote assemblage.  On a microscopic scale, gold can be found as free grains in quartz and as blebs and fracture fillings in pyrite and/or chalcopyrite. Silicate-carbonate-sulfide veins tend to parallel foliation.  At Mesones/Sofia, gold-copper mineralization occurs within tourmaline breccia zones, which have obliterated primary tuffaceous textures.  Sulfide concentrations are coarser grained and more chalcopyrite rich than those at Conductora/Cuatro Muertos.

Extensive weathering has led to the development of saprolite to depths of over 90 m locally.  The upper part of the saprolite is oxidized.  Within the oxidized saprolite, the copper has been predominantly leached, but the gold remains generally in its original distribution.  The sulfide saprolite, which has been enriched in copper leached from the overlying oxide saprolite, also retains the original gold distribution. Copper and gold grade distributions in the bedrock have not been affected by weathering.

1.5                               Data and Verification

Under the terms of the September 2002 agreement, Crystallex obtained an electronic database from CVG, which included drill, topographic, geologic, and engineering data derived from Placer’s work.  No original hard copy assay sheets were available.  Presently, data from 1,174 drill holes and 108 trenches are included in the Las Cristinas database (Table 1.1).

Table 1.1 Drill Data Description

Data	Number
Drill holes	1,174
Meters of drilling*	160,600
Gold assays	162,806
Copper assays	145,547
Copper CN Soluble assays	40,655
Silver assays	145,221
Trenches	108

*Includes trenches

MDA visited the Las Cristinas site in October 2002 and found drill pads, drill collars, drill core and samples, core photographs, and other supporting data that exploration was done in a fashion described in the documentation of Placer’s work.  Based on the previous operator’s descriptions, exploration and sampling procedures conform to or exceed industry standards.  Nevertheless, Crystallex drilled 2,188 m in twelve diamond drill holes, for a total of 1,087 core samples, to verify the presence and tenor of mineralization.  In addition, 275 quality assurance/quality control (QA/QC) samples were analyzed.  The Crystallex drill results and check samples corroborate the general tenor of gold mineralization reported by the previous operator. For additional confirmation, Crystallex re-assayed 262 pre-existing pulps, 200 pre-existing coarse rejects and 342 pre-existing quarter core samples.  Though mean grades are similar for both datasets, there is a large variance in grade between individual pairs of Placer’s core assays and Crystallex’s core check samples.  As expected the variance is lower in the pulp and coarse reject checks.

1.6                               Resources

MDA completed a resource model that incorporated geology and analytical data.  The model contains estimates of gold, copper, cyanide soluble copper, silver, rock type, rock density and metallurgical type. The estimation process began with the creation of cross sections and interpretation of the geology, modifying only slightly the previous operator’s interpretation.  Once the geologic model was defined, mineral domains for gold and copper were identified and modeled.  All of this data was refined on level plans and used to code the block model.

There are seven material/rock types defined in the Las Cristinas model, listed from the deepest to the surface: carbonate-stable bedrock, carbonate-leached bedrock, saprock, sulfide saprolite, mixed sulfide and oxide saprolite, oxide saprolite, and overburden.  Gold was modeled in three mineral domains (“unmineralized”, low-grade and higher-grade) across all material types except overburden.  Copper was modeled in four separate geologic domains: a) bedrock and saprock, a thin veneer of partially saprolitized rock lying on top of the bedrock; b) saprolite sulfide and mixed saprolite zones; c) oxide saprolite; and d) overburden. For Mesones/Sofia, the bedrock copper was also modeled in three copper domains.  Silver was modeled without domains across all material types except for overburden, which was estimated separately.  A summary of the total gold resources, following National Instrument 43-101 classifications, is given in Table 1.2.  Note that copper and silver resources are not reported as the rights to revenue from these have not yet been granted to Crystallex.

Table 1.2 Las Cristinas Resources (Including Reserves)

Total Measured and Indicated

Cutoff (g Au/t)	Tonnes	Gold (g/t)	Gold Ounces

0.5	438,931,000	1.09	15,328,000
0.6	354,171,000	1.22	13,841,000
1.0	169,467,000	1.72	9,354,000

Total Inferred

Cutoff (g Au/t)	Tonnes	Gold (g/t)	Gold Ounces
0.5	207,889,000	0.91	6,064,000
0.6	144,999,000	1.07	4,966,000
1.0	47,726,000	1.76	2,703,000

For comparison, the last resource estimate reported by Placer, at a cutoff of 0.6 g Au/t, totaled 448,857,000 tonnes grading 1.19 g Au/t, for a total of 17,200,000 ounces of gold, which compares to the MDA total of 499,000,000 tonnes grading 1.17 g Au/t for a total of 18,807,000 ounces of gold (Measured, Indicated and Inferred; reported together only for comparison purposes).  MDA’s larger estimated resource is presumed to be larger principally because Placer’s reported resource is that material contained within the limits of an “optimistic” pit, whereas the MDA resource is not limited.

1.7                               Metallurgy

Placer’s 1996 feasibility study indicated that gold and copper can be extracted from the saprolite sulfide using a combination of a gravity circuit, flotation and cyanidation of the first cleaner tailing.  The average gold recovery from all saprolite sulfide materials is expected to be 80.8%, while the average copper recovery is expected to be 62.3%.  Similar to the saprolite sulfides, gold and copper can be recovered from bedrock ore using a gravity circuit, flotation and cyanidation of cleaner tails.  The average bedrock recovery is expected to be 81.1% for gold and 70.0% for copper.  As a result of thorough weathering, copper has been leached from the oxide saprolite and is minimal to non-existent in the oxide zone. Gold recovered by direct cyanide leaching of the oxide saprolite ore should yield an average recovery of 94.9%.

1.8                               Reserves

Reserves were developed from the Measured and Indicated resources by establishing the ultimate economic pit limits using Medsystem Lerchs-Grossman ultimate pit software.  This optimized pit outline was used as a template for the final pit design.  The economic calculations were based on a gold price of US$325 per ounce and a breakeven copper-mining cost (assuming that Crystallex is compensated for all costs associated with copper production, but receives no profit from the recovered copper).  Operating costs, recoveries and design criteria were based on Placer’s feasibility study.  The reserves are summarized in Table 1.3.

Table 1.3 Total Las Cristinas Proven and Probable Reserves

Deposit	Category	Tonnes	Gold (g/t)	Gold Ounces	Strip Ratio
Conductora	Proven	34,133,000	1.43	1,569,000	1.3:1
	Probable	167,955,000	1.31	7,073,000

Mesones/Sofia	Probable	21,860,000	1.28	900,000	1.89:1

Total	Proven	34,133,000	1.43	1,569,000	1.34:1
	Probable	189,815,000	1.31	7,973,000

Total	Proven & Probable	223,948,000	1.33	9,542,000	1.34:1

Pit design parameters were taken directly from the existing 1996 feasibility study, except for the ramp width, which was increased to 30 meters to accommodate larger haul trucks.  Inter-ramp angles are 45º in bedrock and 35º in saprolite. There is an area in the southern portion of the Conductora pit that has been designed at 25º in accordance with the previous operator’s report.

Mining is planned to be conducted in two distinct, but concurrent, operations.  The first will be mining of the saprolite, which is expected to be done by a contractor using one equipment fleet, and the second is mining of the bedrock, which is planned to be done by Crystallex, using a separate set of equipment. Different equipment fleets will be required because of the significantly different characteristics of saprolite and bedrock.  Drilling and blasting will not be required in the majority of saprolite, but will be necessary in the bedrock.

While the mining contractor will select the actual equipment to be used, it is expected that the saprolite mining fleet will consist of all-wheel-drive articulated haul trucks and hydraulic excavators.  Scrapers may be a preferred choice under certain conditions.  Bedrock mining is planned to be conducted using excavators and conventional haul trucks.  Haul roads in the saprolite portions of the deposits need to be designed and constructed to handle the appropriate sized equipment (150-tonne trucks), which means that road base material needs to be available from the bedrock waste areas of the pit.

Based upon the initial production phase, the reserves produce a mine life in excess of 25 years, depending upon operating schedule, at a planned production rate of 20,000 ore-tonnes per day.  Because ore is exposed at the surface, or just below the overburden, it will not be necessary to perform pre-stripping to access ore.  Initial ore production is entirely from saprolite, with the ability to begin bedrock mining as early as the second year, depending upon the mining schedule.  Once sufficient bedrock is exposed and enough working room provided, production will be from both saprolite and bedrock ores. The geometry of the deposit allows for flexibility in scheduling production from different material types.

1.9                               Interpretations and Conclusions

Las Cristinas contains a gold/copper deposit that is unique in terms of its geologic characteristics and size. The geometry and size of the deposit give the project operational flexibility that will allow optimal exploitation. The deposit is open ended at depth and, with increased metal prices, decreased costs, and/or increased metallurgical recoveries, reserves could increase.  Additional drilling may result in upgrading some or all of the inferred resources to Measured or Indicated, which could add to reserves.

As in all projects, there are certain aspects of the project and resource estimate that can use additional study. The following recommendations regarding the geology and resources are given not to show deficiencies, but rather to provide a higher level of understanding of the project.

•                  As the effect of copper on the cyanide recovery of gold is potentially negative, further study should be made on the cyanide soluble copper distribution in the saprolite.

•                  Additional drilling should be done to upgrade resources and potentially increase reserves. Given the same economic, mining, and engineering criteria, it is likely that the reserves can be increased at depth but potentially also at Potaso where drilling could not be done in an area of historic mining.

•                  The Cordova resources should be estimated even though the geology is poorly defined and mineralization discontinuous.  Cordova resources are not expected to be economic under present conditions.

•                  It would be advisable that in the future a heterogeneity study be done to optimize sampling protocol and minimize sample variance.

MDA is not reporting copper or silver resources or reserves as the rights to profits from these metals have not yet been granted to Crystallex.

2.0                               INTRODUCTION AND TERMS OF REFERENCE

Crystallex International Corporation (Crystallex) requested that Mine Development Associates (MDA) complete a resource and reserve estimate and study of the Las Cristinas property and compile a technical report in compliance with National Instrument 43-101.  MDA was given the electronic database and visited the site and took independent samples for this study.  MDA was also involved with the data and sample validation work done by Crystallex.

Most of the data on which this report is based is derived from work conducted by Placer Dome Inc. (Placer) and acquired by Crystallex from Corporación Venezolana de Guayana (CVG), Bolivar’s State industrial holding company.

Steve Ristorcelli, P. Geo. and Scott Hardy, P. Eng., both of MDA, made a three-day visit to the Las Cristinas site on October 16, 17, and 18, 2002.  During the visit, check samples were taken from drill samples, the property was viewed from the air and ground, and relevant records and data were reviewed. Crystallex conducted a 12-hole verification drilling program and re-assayed close to 1,000 pre-existing samples for validation starting in January, 2003.  A good portion of this work was done under the supervision of MDA associate, Mr. Gregory Maynard, P. Geo.  The entire data validation project was done under the management of Crystallex, and in particular, Dr. Luca Riccio, PhD., P. Geo., Vice President Exploration.

The resource and reserve study was managed and much of the work done by Mr. Steve Ristorcelli, P. Geo. for geology and resources and Mr. Scott Hardy, P. Eng., for reserves.  Mr. Charlie Muerhoff, P. Geo. helped with geologic modeling and database construction while Mr. Neil Prenn, P. Eng. assisted with aspects of the reserves. Dr. Riccio was instrumental in understanding the geology and controls on mineralization.

Currency used in this report is in United States dollars.  Units of measure and conversion factors used in this report are listed below:

Linear Measure

1 inch (in.)	= 2.54 centimeters
1 foot (ft)	= 0.3048 meter
1 yard (yd)	= 0.9144 meter
1 mile (mi)	= 1.6093 kilometers

Area Measure

1 acre	= 0.4047 hectare
1 square mile	= 640 acres	= 259 hectares

Weight

1 short ton	= 2000 pounds	= 0.9072 tonne
1 pound	= 16 oz	= 0.454 kg	= 14.583 troy ounces

Analytical Values	percent	grams per metric tonne	troy ounces per short ton
1%	1%	10,000	291.667
1 gm/tonne (g/t)	0.0001%	1	0.0291667
1 oz troy/short ton	0.003429%	34.2857	1

AA	Atomic absorption spectroscopy
CSB	Carbonate-stable bedrock
CLB	Carbonate-leached bedrock
CN	Cyanide
CNS	Cyanide soluble
CNSCu	Cyanide soluble copper
Conductora	Used to reference the entire Potaso/Conductora/Cuatro Muertos mineral deposits
Co/CM	Conductora/Cuatro Muertos/Potaso mineral deposits
CV	Coefficient of variation (CV)
g/t	Grams per tonne
Mesones	Used to reference the Mesones/Sofia mineral deposits
MS/SO	Mesones/Sofia
OVB	Overburden
ppm	Parts per million
QQ	Quantile-Quantile Plot; plot defining and portraying sample populations
SAPO	Saprolite oxide
SAPM	Saprolite mixed
SAPR	Saprock

3.0                               DISCLAIMER

MDA has relied almost entirely on data and information derived from work completed by Placer and given to MDA by Crystallex, who obtained the information from CVG.  Validation drilling and re-assaying of pre-existing samples permit MDA to present a conclusion under Data Verification of adequacy, reasonableness and accuracy for the underlying database.  Though MDA has reviewed much of the available data, made a site visit and has taken independent samples, these tasks and data validate only a portion of the entire data set.  MDA therefore has made judgments about the general reliability of the underlying data. Where deemed either inadequate or unreliable, the data was either eliminated from use or procedures were modified to account for lack of confidence in that specific information. Underlying this assessment on data quality and integrity is a level of confidence instilled in the project data and work completed because of the technical ability of the company involved with the project during the 1990s.  In general, Placer’s work appears to meet or exceed industry standards.

Crystallex has provided copies of legal documentation regarding the status of mining rights to the property. MDA is not a “Qualified Person” for assessing the validity of these issues. The documentation provided by Crystallex is referenced or included in this or the First Report and the classification of reserves is given by MDA from a technical standpoint, while relying on Crystallex’s legal work for mining rights and contractual issues.

MDA has made specific assumptions regarding the copper processing agreement between CVG and Crystallex. MDA has assumed that all on-site processing and mining costs are paid for by gold revenues. All downstream costs (concentrate transportation from the site to a smelter, smelting and copper refining) are paid by copper revenues, except for gold refining costs.  If future negotiations result in different cost allocations the reserves will change.  The magnitude of the reserves change would depend on the magnitude of the changes in costs allocated between CVG and Crystallex.

MDA did not investigate the environmental issues associated with the property and the authors are not “Qualified Persons” for environmental issues in Venezuela.  Placer completed an Environmental Impact Study (EIS), which concluded that a mining operation on the property is viable under the conditions stated in the EIS.  Crystallex has a copy of this EIS.

All reserve-related costs were based on Placer 1996 Feasibility Study results.  MDA reviewed the work and believes it to be reasonable while certain portions were updated to reflect present situations.

Review of historic metallurgical work was done by Kappes, Cassiday and Associates (KCA), independent metallurgical consultants.  All of their work was based on historic work and they have not done any independent testing.

Crystallex acquired the Placer database in electronic form and received ~99% of the known drill data. Hard copies of the assay data and drill logs are not available.  This is one aspect of the project that may never be able to be audited or checked.

4.0                               PROPERTY DESCRIPTION AND LOCATION

A location map is shown in Figure 4.1 and the concessions are shown in Figure 4.2.  The Las Cristinas property is located in the southeast corner of Venezuela in the Municipality of Sifontes of the State of Bolivar, approximately 670 km southeast of Caracas (Figure 4.1).  The approximate geographical coordinates are N 006° 12’ Latitude and W 061° 29’ Longitude. The Guyana border is approximately 20 km to the east and the border with Brazil is about 180 km to the south.

The property consists of 3,885.6 hectares in four concessions (Table 4.1).  Though Crystallex has not legally surveyed the property, the concession boundaries are presented in the underlying agreement between Crystallex and CVG. Figure 4.2 shows the general outline of the concessions and includes an outline of mineralized areas.  Details of these four concessions are given in Appendix A, including surface area and corner coordinates given in UTM (Universal Transversal Mercator) coordinates.

Table 4.1 List of Cristina Concessions

Concession	Hectares
Cristina 4	1,000.0
Cristina 5	939.4
Cristina 6	944.2
Cristina 7	1,002.0
Total	3,885.6

Crystallex entered into an agreement on September 17, 2002 with CVG that grants Crystallex exclusive rights to develop and exploit gold deposits on the Las Cristinas 4, 5, 6, and 7 concessions, but does not transfer property rights to Crystallex.  A Crystallex senior officer states that “the agreement provides for the subsequent granting of a similar mining operation agreement for the exploration, exploitation, commercialization and sale of copper in the deposits on terms to be negotiated between CVG and Crystallex. If successfully negotiated, any subsequent agreement relating to the grant of copper rights to Crystallex will form an addendum to the Agreement”. A summary of the agreement is presented below (italicized) in its original text from Crystallex.  The full text of the agreement, in both English and Spanish, was given in the First Report and is available from Crystallex.

CRISTINAS MINING OPERATION AGREEMENT – EXECUTIVE SUMMARY

(September 30, 2002)

The Corporación Venezolana de Guayana and Crystallex International Corporation on September 17, 2002, entered into a mining operation agreement whereby Crystallex has been granted the exclusive right to develop the Las Cristinas 4, 5, 6 and 7 deposits. A point form summary of the agreement follows. It should be noted that the summary is not exhaustive and a certified English translation is posted on the Crystallex web-site.

1.              The agreement exclusively authorizes Crystallex “to make all the investments and works necessary to reactivate and execute in its totality the Mining Project of Cristina 4, Cristina 5, Cristina 6 and Cristina 7, design, construct the plant, operate it, process the gold material for its subsequent commercialization and sale, and return the mine and its installations to the Corporation (CVG) upon termination of the Contract”.

2.              The agreement is for an initial term of twenty (20) years with two (2) renewal terms, each for ten (10) years.

3.              Crystallex will complete and present for approval within one (1) year from the date of signature of the agreement a financial and technical Feasibility Study which addresses the objectives of the agreement for the benefit of both parties.

4.              Crystallex will present for approval with the Feasibility Study an investment and financing plan which supports the Feasibility Study.

5.              Crystallex shall prepare and present to the CVG for approval annual production plans as well as plans of exploitation for the life of the Project. The plans will include volume of production and other pertinent aspects of development including environmental protection and security.

6.              Crystallex’s annual production commitment will be based upon the approved annual production plan.

7.              Compensation to the CVG consists of an initial payment of US$15,000,000 for delivery of reports, data and existing infrastructure and a royalty calculated against the value of gross monthly production as follows:

(i) when the US$ troy ounce of gold is less than $280, a royalty of 1%;

(ii) when the US$ troy ounce of gold is equal to $280 and less than $350, a royalty of 1.5%;

(iii) when the US$ troy ounce of gold is equal to $350 and less than $400 a royalty of 2%; and

(iv) when the US$ troy ounce of gold is greater than $400, a royalty of 3%.

Crystallex will also pay to the Republic the Exploitation Tax established by the Law of Mines, currently 3%.

8.              Crystallex will provide for the year 2002 and throughout the contract certain special programs whereby they will create employment for the region and provide training programs, provide technical assistance to small miners, improve community health care facilities and make various infrastructure improvements to water and sewage systems as well as to the access road to the Project site.

9.              Crystallex will be the sole employer of personnel at the Project site and will be responsible for compliance with labor laws. Crystallex will participate jointly with the CVG in permitting for the Project including explosive permits and any municipal, state or national permits required for operation. The CVG will be responsible for environmental and mining permits and Crystallex will supply the necessary technical information to support its applications.

10.       Crystallex will supply performance bonds related to construction, labor obligations and compliance with environmental requirements.

11.       Crystallex will provide technical assistance to groups of Small Miners identified in the agreement and installed only within the limited areas of the Project approved by Crystallex.

12.       Should Crystallex fail to fulfill the daily production or grade average contemplated by the annual production plan for reasons other than as contemplated by the agreement (example: force majeure), Crystallex is simply required to compensate the CVG for lost profits (royalties) otherwise payable. The transition teams have been on site for the last several days completing inventory, reviewing data and finalizing the delivery of possession to Crystallex. The contract may be terminated unilaterally in the event of the inactivity of the Project for a period of one (1)

year without just cause. Any breach by either party will require a written notice of breach invoking a ninety (90) day curative period.

13.       The agreement contemplates the subsequent addition to the agreement of authorization for the “exploration, exploitation, commercialization and sale of the mineral of copper existent in the area Las Cristinas 4, 5, 6 and 7”.

14.       The parties through their transition teams will settle “a detailed inventory of the installations, assets, and equipment property of the Republic” within thirty (30) working days of signature of the agreement.

There has been extensive small miner activity at Las Cristinas, which continues sporadically today. Crystallex states that they have no contractual obligations to reclaim pre-existing disturbance or mitigate impacts of prior exploration and mining activities.  Crystallex further states that there are no existing environmental issues that would preclude exploitation.  As Placer had made a production decision and started mine construction with an Environmental Impact Statement (EIS), there is no reason to believe that this is not a correct statement.

Figure 4.1 Location Map

To Puerto Ordaz
160 km
GUASIPATI
EL CALLAO
(Paved road)
TUMEREMO
61° 30'
7° 00'
61° 00'
RIO YURUAN
EL DORADO
RIO
CUYUNI
6° 30'
RIO CHICANAN
LAS
CRISTINAS
PROJECT
KM 88
6° 00'
To Santa Elena
248 km
0
10
30
50
KILOMETERS
CARIBBEAN SEA
VENEZUELA
COLOMBIA
BRAZIL
GUYANA
BOLIVAR
AMAZONAS
APURE
MINE DEVELOPMENT ASSOCIATES
Crystallex International Corp
Las Cristinas
Project Location Map
Bolivar State
Venezuela

Figure 4.2 Project Area Location and Concessions

5.0                               ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1                               Access

The project area is 390 km south-southeast of the city of Puerto Ordaz by highway.  The highway is four-lane to Upata (55 km), continuing as a well-maintained two lane paved road to the Las Cristinas camp turnoff at Kilometer 84.  The distance from the highway to the camp is about six kilometers. Under normal conditions, the drive from Puerto Ordaz to the camp takes about five hours.

Puerto Ordaz is a port city on the Orinoco River, with access to the Caribbean Sea.  The city of Puerto Ordaz is served by four airlines, with numerous daily flights to Caracas and other major Venezuelan cities. The nearest commercial airstrip to Las Cristinas is at El Dorado, approximately one hour by highway north of the camp and towards Puerto Ordaz.  A charter flight from Puerto Ordaz to El Dorado takes about one hour.

5.2                               Physiography and Climate

There is very little topographic relief within the concession area.  The average elevation is 130 m above sea level, with small rounded hills reaching a maximum elevation of 160 m above sea level. Four streams or rivers flow through the property:  Amarilla, Las Claritas, Sofia and Morrocoy.  The river valleys are wide and shallow, and occasionally flood during the rainy season.  Much of the project area has been deforested and hydraulically mined by itinerant miners.  As a result, there are numerous water filled pits and large areas of tailings material.  The tailings material tends to mimic quicksand and makes access to some areas difficult.

The climate is tropical and humid.  Temperatures range from 22° C to 36° C and operations can be conducted year around. Annual rainfall is on the order of 2.5 m per year, most of which falls in hour-long cloudbursts during the day, and annual evaporation is about 1.8 m. The rainy season extends from May to October with a short rainy season in December.  Rainfall in the “dry” season is not uncommon, but is usually less intense than in the rainy season proper.

Undisturbed primary vegetation is typical of the Sub-Amazon type rain forest.  Large trees dominate the forest, with their canopy up to 30 m above the ground. The forest floor is relatively open. Secondary vegetation, which has now invaded the mined or otherwise disturbed areas, consists of small “weed” trees, bushes, creeping vines and various grasses. This secondary growth is often quite dense and can be difficult to penetrate on foot.

5.3                               Local Resources and Infrastructure

There is sufficient infrastructure in the region to support any perceived mining operation, however, the local population is not sufficient to fully operate the mine and additional personnel will have to be brought in for construction and mining operations.  There is ample water and land surface for mining, tailings disposal, and plant sites.

The Las Cristinas site can be reached from Highway 10 by the main access road, which will need some upgrading for construction and mining.  Existing facilities include the exploration camp, which has a generator, sample preparation facilities, offices, dormitories, kitchen and dining facilities, and sample storage.  An unused construction camp built by Placer exists on the property.  With minor remodeling, parts of the camp are suitable for construction uses as well as administration offices.

Significant power demands are required and will increase from an average of about 10 MW to 45 MW when the plant is in full production.  Maximum demand could reach 55 MW.  A 400 KVA power line has been installed near the project to supply power to Brazil.  The government has installed a substation near the town of Las Claritas that is capable of supplying power to the project.

6.0                               HISTORY

6.1                               General History

General Fernandez Amparan first discovered gold in the Las Claritas area in Quebrada Amarilla in 1920.  Gold mining at the site was initiated in the 1930s and continued sporadically on a minor scale until the early 1980s when a garimpeiro gold rush occurred. This uncontrolled mining by some 5,000 to 7,000 garimpeiros worked alluvial and saprolite-hosted gold deposits using hydraulic mining techniques. Square kilometers of jungle have been stripped of soil and saprolite.  This material was washed and then processed with mercury.  The amount of gold recovered is unknown and much of the area of the concessions is now covered with tailings.  The name KM88 for the district came from the area being located near the kilometer 88 marker.

After extensive exploration and development, Placer announced commencement of construction of the Las Cristinas mine on August 2, 1997.  The inauguration took place at site with officials of Placer, CVG, and the Venezuelan government present.  On January 20, 1998, Placer announced that its operating company in Venezuela, Minera Las Cristinas C.A. decided to suspend construction.  Construction resumed in May 1999, but was again suspended on July 15, 1999 due to uncertainty with respect to gold prices and title. Up until that time, Placer had reportedly spent US$118 million on the project.

6.2                               Ownership History

An outline of the history of property ownership was described by Crystallex on their website and is presented below (italicized):

•                  May 1986 – Inversora Mael, C.A. receives rights to Las Cristinas property (4&6) from Mr. Ramon Torres. Mr. Torres received the titles one month earlier from Ms. Dot Culver de Lemon who was granted the title for Cristina 4 in February 1964 and Cristina 6 in August of that same year. (Notices of the transfers were recorded on the Registry, but not published in the Official Gazette of Venezuela as required under the Venezuelan mining law).

•                  November 1988 – Following various refusals by the Ministry of Energy and Mines (MEM) to publish notice of the transfers of the concessions, Mael commences lawsuit seeking invalidation of MEM action.

•                  January 1989 – Mael files petition with MEM to renew Cristinas 4 concession, which MEM denies.

•                  February 1989 – MEM purports to extinguish Cristinas 4 concession.

•                  March 1989 – MEM purports to extinguish Cristinas 6 concession.

•                  May 1991 – The Supreme Court of Venezuela rules that the transfer from Ms. de Lemon to Mr. Torres, then from Mr. Torres to Inversora Mael, C.A. was “perfectly valid.” The court orders MEM to publish the notice of the transfers in the Official Gazette.

•                  June 1991 – Corporación Venezolana de Guayana (CVG), a state-owned corporation, awards Placer Dome a contract for the right to form a corporation (MINCA) to explore and mine Las Cristinas 4, 5, 6 and 7.

•                  July 1991 – CVG and Mael enter into a settlement agreement in relation to the actions of the MEM which were ruled illegal in the May 1991 court decision.

•                  October 1996 – Supreme Court again confirms the validity of the transfers to Mael of the Cristinas 4 & 6 gold concessions and requests that MEM publish the required notice of the transfers.

•                  March 1997 – Crystallex acquires Inversora Mael for US$30 million based upon multiple legal opinions and two Supreme Court decisions that Inversora Mael has valid claim to Las Cristinas 4 and 6.

•                  April 1997 – The Supreme Court takes the extraordinary step of directly ordering the publication of the notice of transfer between Mr. Ramon Torres and Inversora Mael in the Official Gazette.

•                  April 1997 – Mael commences an action to declare various MEM actions invalid and requiring MEM to recognize Mael’s ownership.

•                  May 1997 – Supreme Court publishes notice of transfers to Mael of Cristinas 4 and 6 concessions in Official Gazette.

•                  January 1998 – Placer suspends construction at Las Cristinas, citing a need to ensure it gets the best possible terms to finance the rest of the project; and again in August 1999, blaming low gold prices.

•                  June 1998 – Venezuela’s Supreme Court rules that Mael does not have status to assert ownership rights over Cristinas 4 and 6 concessions and declines to proceed with Mael’s April 1997 lawsuit.

•                  August 1999 – Crystallex files new actions for its claim on Las Cristinas 4 and 6 seeking to nullify

(i) the CVG MINCA joint venture agreement and

(ii) the effect of the July 1991 settlement agreement.

•                  September 1999 – Admission chamber of Supreme Court refuses to admit Mael’s action seeking to nullify CVG/MINCA joint venture agreement.

•                  September 1999 – Venezuela enacts new mining law which calls into question the legality of mining contracts issued by CVG.

•                  February 2000 - Admission chamber of Supreme Court refuses to admit Mael’s action to nullify the July 1991 settlement agreement.  Mael appeals.

•                  May 2000 – The Supreme Court grants Mael’s appeal and in June 2000 re-admits Mael’s claim in relation to the 1991 settlement agreement. Decision confirms Mael’s legal standing.

•                  July 2001 – Placer Dome sells its interest in MINCA to Vannessa Ventures Ltd.

•                  November 2001 – CVG terminates its mining contract with MINCA and subsequently takes possession of the property.

•                  March 2002 – MEM cancels the MINCA copper concessions.

•                  April 2002 – By Presidential Decree, Venezuela reserves for the MEM the direct exercise of the mining rights over Las Cristinas, through decree 1757 published in the Official Gazette #37,437 dated May 7th, 2002.

•                  May 2002 – Through Agreement entered during May 2002 between MEM and CVG, MEM granted mining rights over Las Cristinas to CVG.

•                  September 2002 – Crystallex and Venezuela(CVG) to develop Las Cristinas

Placer states in their 1996 feasibility that Las Cristinas was controlled by two Venezuelan companies, which were formed in 1992:

Minera Las Cristinas, C.A. (MINCA; 70% owned by Placer Dome de Venezuela, C.A. (PDV) and 30% owned by Corporación Venezolana Guyana (CVG), a state-owned resource company), and

•                  Relaves Mineros Las Cristinas, C.A. (Reminca; 51% owned by PDV and 49% by CVG).

On July 13, 2001 Placer reportedly sold 100% of the issued and outstanding shares in Placer Dome de Venezuela C.A to Vannessa Ventures Ltd.  Placer retained an interest in the gold and copper revenue generated by Las Cristinas and would, under certain circumstances, have the right to reacquire the shares in Placer Dome de Venezuela C.A.

6.3                               Previous Work

Since initiating exploration, Placer completed the following activities:

•                  Line cutting: 100 m lines with 50 m sample spacing and, later, more lines at 200 m spacing;

•                  Mapping and rock sampling: Geologic mapping was done at scales of 1:5,000 and 1:500 and over 1,200 samples collected;

•                  Soil sampling: About 3,700 samples were taken from upper saprolite on a grid of 50 m by 100 m to 50 m by 200 m.  Assaying was done for gold plus 17 other elements.  In addition, there were about 1,100 samples collected from 95 shallow auger holes;

•                  Geophysics: Ground magnetometer, induced polarization (IP), radiometry, air magnetic, and transient electromagnetic geophysical surveys were done.  Magnetic and electromagnetic methods have proven the most effective;

•                  Tailings evaluation: An evaluation of the tailings as a resource was completed in 1993; and

•                  Drilling: Placer reported drilling over 1,000 holes with 110,000 m of drilling.

Golder and Associates was contracted by Placer to collect drill core and surface geotechnical data in the spring of 1993, culminating in a preliminary draft report covering pit slope stability, availability of construction aggregates, tailings disposition, and waste disposal.  Bruce Geotechnical Service from Vancouver completed complementary and thorough studies in 1994.  Water Management Consultants (Denver, Co.) and Hay and Co. (Vancouver) completed hydrological and hydrogeological studies (pumping test, mine dewatering, etc.) during 1996.  Placer completed a comprehensive feasibility study on the project in 1996 that was updated in 1998.

6.4                               Historical Mineral Resource and Mineral Reserve Estimates

Placer completed its most recently reported resource in 1997, summarized in their 1998 Feasibility Study Update. Placer first reported Measured and Indicated resources for the property in 1993, although the Mesones and Sofia areas were not included in the totals until 1997.  Table 6.1 summarizes the 1997 Placer Dome Measured and Indicated Las Cristinas resources and Table 6.2 is a summary of the reported Inferred resource.  Table 6.3 is a summary of the Placer resources completed prior to 1997.

Table 6.1 Placer Dome 1997 Measured and Indicated Resource Estimate

	Cutoff	Tonnes	Au Grade	Cu Grade	Au Ounces	Cu Pounds
	(g Au/t)	(‘000s)	(g Au/t)	(%Cu)	(‘000s)	(‘000s)
Co/CM*	0.5	347,318	1.12	0.11	12,507	815,475
Mesones/Sofia	0.5	41,598	1.08	0.33	1,444	299,334
TOTAL		388,916	1.12	0.13	13,951	1,114,809

*Conductora/Cuatro Muertos/Potaso

Table 6.2 Placer Dome 1997 Inferred Resource Estimate

Area	Cutoff	Tonnes	Au Grade	Cu Grade	Au Ounces	Cu Pounds
	(g Au/t)	(‘000s)	(g Au/t)	(%Cu)	(‘000s)	(‘000s)
Co/CM*	0.5	110,929	1.12	0.10	3,994	234,186
Mesones/Sofia	0.5	21,992	0.79	0.12	559	56,473
TOTAL		132,921	1.07	0.10	4,554	290,658

*Conductora/Cuatro Muertos/Potaso

Table 6.3 Placer Dome 1993-1996 Measured and Indicated Resource Estimates

(Conductora/Cuatro Muertos only)

Date	Cutoff	Tonnes	Grade	Grade	Contained	Contained
	Au g/t	(‘000s)	Au g/t	Cu%	Au oz (‘000s)	Cu lbs (‘000s)
June 1993	0.8	45,157	1.65	0.18	2,396	179,197
Sep 1993	0.7	164,375	1.29	0.13	6,818	471,100
Nov 1993	0.7	189,664	1.26	0.13	7,684	543,578
Sep 1994	0.7	214,305	1.25	0.12	8,613	566,481
Jan 1996	0.7	214,699	1.25	0.12	8,628	567,522

MDA reviewed the modeling methodology of the resources reported in the 1998 update.  While MDA believes that Placer has done careful work from the fieldwork to database quality control and believes that the resource is reliable, MDA has neither audited nor checked the reported resources.

Placer also calculated reserves at Las Cristinas.  The results of these studies, conducted between 1996 and 1999 and presented in Table 6.4, were taken from the public domain (annual reports and press releases). The March 1996 calculation did not include the Mesones/Sofia deposit, but all later calculations did. The 1996 calculations were based on a $375 per ounce gold price and a $1.00 per pound copper price. The 1999 reserves were based on a lower gold price of $325 per ounce and $1.00 per pound copper price, hence the drop in reserve. Placer did not report its reserves broken out by proven and probable as now required by National Instrument 43-101.

Table 6.4 Placer Dome Reserve Estimates

Date	Tonnes	Au Grade	Cu Grade	Au Ounces*	Cu Pounds*
	(‘000s)	(g Au/t)	(%Cu)	(‘000s)	(‘000s)
Mar-96	181,064	1.28	0.13	7,463	506,955
Aug-96	232,619	1.21	NA	9,027	NA
Dec-97	326,288	1.13	0.14	11,802	1,007,077
Dec-98	323,253	1.13	0.14	11,702	983,457
Dec-99	276,717	1.19	0.14	10,614	860,179

*In-situ contained metal

7.0                               GEOLOGY

As Placer was the principal operator over the years at Las Cristinas, much of the following geologic discussion was taken from their work.

7.1                               Regional Geology

The Las Cristinas concessions are located in a poorly understood part of the granite-greenstone terrain of the Guyana Shield. The Guyana Shield underlies the eastern part of Venezuela, Guyana, Surinam, French Guiana and parts of northern Brazil. Tentative correlations have been made with the granite-greenstone terrains of the West African Shield in Mali and Ghana.

Three major geologic subdivisions have been established for the Guyana Shield:

•                  Archean rocks older than 2.5 billion years consist of metamorphic high-grade gneiss, local charnockite and widespread granitoid bodies.

•                  Structurally separate from the Archean silicic crust are sedimentary and volcanic rocks of early Proterozoic age. Early Proterozoic rocks have undergone compressional tectonism and are metamorphosed and intruded by syn-orogenic granites of the Trans-Amazonian Orogeny.

•                  Unconformably overlaying the early Proterozoic rocks are mid-Proterozoic continental clastic units of the Roraima Formation.

The rocks of the Guyana Shield have undergone intense tropical weathering. The tropical weathering process has produced a lateritic profile 30 m to 100 m thick in the Las Cristinas area and, as a result, basic geologic information about the Guyana Shield is limited.

7.2                               Local Geology

7.2.1                     Lithology and Stratigraphy

Las Cristinas is located in a Proterozoic granite-greenstone terrain of eastern Venezuela.  Stratigraphy in the Kilometer 88 district consists of a west-dipping sequence of lower Proterozoic metavolcanic and metasedimentary rocks.  This west dipping section is believed to be one limb of a fold, possibly the eastern limb of a syncline, with stratigraphic top to the west.

The metavolcanic rocks are pyroclastic and volcaniclastic units intermediate in composition.  Poorly welded to unwelded crystal and lithic tuffs constitute the majority of rock units on the property. Metasedimentary rocks are relatively uncommon and are generally intercalated in the metavolcanic sequence. These units are thinly-bedded, fine-grained beds believed to be composed of volcanic ash. Locally, relict beds are recognized in medium-grained graywacke, especially in the northwestern portion of the property. The uppermost portion of the known Las Cristinas stratigraphy is marked by thin bands of tourmaline (parallel to bedding), with tuff and tourmaline conglomerate/breccia.

Several rock types intrude the stratigraphic package and are thought to be contemporaneous, and possibly comagmatic, with the volcanic stratigraphy.  One of the most prominent of these intrusive units is a tourmaline breccia.  The tourmaline intrusive breccia contains clasts of intermediate to felsic volcanic and possibly intrusive rocks partially to completely replaced by tourmaline and quartz.  The matrix of the tourmaline intrusive breccia consists of massive silica, very fine-grained tourmaline, and sulfide minerals.  Both gold and copper are associated with these breccias.  Aplitic-granite to monzonite-composition dikes are spatially associated with these breccias.

A syn-volcanic dioritic intrusion is recognized at the base of the known Las Cristinas stratigraphic sequence. This intrusion is generally massive with poorly developed foliation.  Gold and copper concentrations have been identified within this rock type.

Proterozoic gabbroic to dioritic dikes in the area trend northeast and northwest in a conjugate pattern and seem to have intruded along post-mineral structures.  Generally, these dikes are not gold bearing.

7.2.2                     Structure

Four structural features dominate the Las Cristinas area.

•                  The most prominent structural trend is the north-northeast-trending direction defined in part by gold occurrences. Deformation in this zone seems to be related to lithology and corresponds to regional foliation.

•                  The second major northeast-trending structural zone is aligned with Quebrada Amarilla, which divides the property into northern and southern areas.  This structural domain contains the gabbroic dikes.

•                  The third structural trend strikes northwest and includes tourmaline intrusive breccia occurrences and some gabbroic dikes.

•                  A fourth structural trend in the district is an east-west trend interpreted from geophysics and locally massive quartz veins.  These veins are up to a few meters wide and up to 10 m long in strike.

The main structural trend at Las Cristinas strikes north-northeast and dips moderately to steeply west, paralleling bedding-controlled mineralization.  Ductile and brittle deformation is recognized with primary texture and/or composition controlling the intensity and style of deformation.  Importantly, silicate-carbonate-sulfide veins tend to parallel foliation in intensely deformed portions of the deposit, while less deformed zones are dominated by brittle deformation with veinlets developed 30o to 45o to the foliation. Both sets of veins are narrow and discontinuous, with widths in the millimeter to centimeter range and strike lengths in the range of about one meter.

Post-mineral displacement of a few meters is found along northwest-trending structures dipping shallowly to the northeast.

7.2.3                     Alteration

Placer defined three recognizable alteration assemblages, each characterized by microveins.

•                  The oldest hydrothermal event is distinguished by a phyllic alteration assemblage, characterized by pervasive quartz-sericite-pyrite.  Phyllic alteration is widespread and probably sub-regional in extent, though destroyed locally by more recent alteration.  Placer states that this assemblage is associated with 0.1 to 0.3 g Au/t. This phyllic alteration event, often intense, includes local silicic alteration.

•                  The second alteration assemblage is potassic and is characterized by pervasive secondary biotite, with intensity controlled by foliation.

•                  The final alteration event is an epidote-carbonate assemblage and is characterized by moderate to intense veining and pervasive wall rock alteration.  Gold, chalcopyrite and molybdenite are recognized with the epidote-carbonate alteration assemblage and all are associated with brassy-colored pyrite.

Weathering, a critical control copper distribution, will also affect mining at Las Cristinas.  Placer categorized the rocks into pedolith, saprolith and bedrock.

Pedolith: The uppermost interval of the geologic profile has undergone a volume reduction due to the intense weathering and consequent destruction of original textures, potentially enriching and/or homogenizing the gold concentrations.  Pedolith is broken down into three subgroups:

Laterite: Usually gold-bearing.  This was the target of garimpeiro miners and is recognized by the presence of geothitic pisolites in red clay matrix.  Laterite is occasionally covered by duricrust consisting of quartz clasts and pisolites in iron oxide cement.

Mottled Zone: This unit is recognized by hematitic and/or kaolin patches in massive, ferruginous clay matrix.  This is locally referred to as tigrito texture.  Original textures have been destroyed.

Clay Zone: This unit is made up of white and green or FeOx-colored clays. It is defined by faint remnant texture to completely obliterated texture.  This zone is best developed in kaolin-rich areas.

Saprolith: Saprolith has preserved textures, but with clay psuedomorphs and original volume unchanged. It is broken down into five subgroups based on oxidation and hardness (International Society for Rock Mechanics (ISRM)).  The breakdowns are described below.

Oxide Saprolite (SAPO): This consists of white, green or FeOx-colored clays and silts. Relict textures/structures are generally preserved and nearly all sulfide minerals are oxidized.  This unit averages 30 m in thickness, but ranges from 5 to 60 m.  ISRM hardness = S1-S6 (can be indented with fingernail).

Mixed Saprolite (SAPM):  This interface between oxide and sulfide-stable saprolite can reach 20 m in thickness and is defined by the presence of both oxide and sulfide intervals.  ISRM hardness = S1-S6 (can be indented with fingernail).

Sulfide Stable Saprolite (SAPS):  This part of the saprolite that is located below the current redox front consists of green, gray, and white clay minerals and silt-size rock.  Sulfide mineral and relict textures/structures are preserved.  Supergene copper enrichment occurs in the upper part of this horizon. ISRM hardness = S1-S6 (can be indented with fingernail).

Saprock (SAPR):  Saprock forms a one to 10 m gradational contact between saprolite and bedrock; in places where it is absent, the contact between saprolite and bedrock is sharp. Saprock can consist of weathered rock fragments floating in a matrix of sulfide-stable saprolite and is defined as the first occurrence of material with an ISRM hardness = R1 (cannot be indented with fingernail but can be broken easily with a pocket knife).

Bedrock: The bedrock is divided into two main groups based on the stability of carbonate: carbonate-leached and carbonate-stable bedrock.

Carbonate-Leached Bedrock (CLB):  The carbonate-leached bedrock is characterized by centimeter-sized vugs and voids caused by the leaching of carbonate veins and matrix. Porosity can reach 30% and the thickness of this zone ranges from 10 to 50 m.  ISRM hardness = R1-R6 (cannot be easily broken with a fingernail).

Carbonate-stable bedrock (CSB) The carbonate-stable bedrock has a gradational contact with the carbonate-leached bedrock over one to five m.  This unit is defined by the first occurrence of carbonate in veins or in matrix.  Weathering is absent.  ISRM hardness = R1-R6 (cannot be easily broken with a fingernail).

7.3                               Mineralization

7.3.1                     Conductora-Cuatro Muertos and Potaso

The Conductora/Cuatro Muertos/Potaso deposits occur within a north-northeast-trending and westerly-dipping ductile deformation zone that can be traced for 2.5 km along strike from the southern boundary of Las Cristinas 4 northward. The deformation zone, which is locally up to 500 m thick, is superimposed on a sequence of andesitic to basaltic ash to lapilli-size lithic and crystal tuffs.

Gold-copper (±silver) mineralization is associated with pyrite-chalcopyrite disseminations and veinlets (2% to 5% sulfides) generally oriented parallel to the strike and dip of the foliation. The occurrence of sulfide mineralization is not associated with any particular rock type, but rather to alteration assemblages including secondary biotite and a younger carbonate-epidote assemblage.  On a microscopic scale, gold can be found as free grains in quartz and as blebs and fracture filling in pyrite and/or chalcopyrite.

Geologic cross sections throughout the length of the deposit show that the mineralization is found within alternating bands, up to tens of meters thick, of higher and low gold grades.  Geologic mapping in trenches indicates that within the oxide saprolite at Conductora, well-defined sub-parallel zones of “high-grade” mineralization occur intermixed with lower-grade zones’ mineralization.  Placer states: “These “higher-grade” zones range from a few meters to tens of meters in thickness and can be up to 50 m in strike length in a north-south direction.  The occurrence of abundant disseminated limonite appears to differentiate higher-grade mineralized zones from the lower-grade ones.  Geological boundaries can be drawn based on the presence of disseminated limonite for the Conductora area. (Placer, 1998 feasibility study).  Down dip continuity is considered good to excellent.  The overall true thickness of the gold mineralization envelope throughout La Conductora/Cuatro Muertos/Potaso reaches up to 500 m. Individual higher-grade gold zones (+1 g Au/t) reach up to 100 m thick. Gold and copper mineralization identified to date in this area covers a strike distance of over 2,000 m, from the south end of Potaso to the north end of Cuatro Muertos.   Figure 7.1 is a general geologic cross section.

The distribution of gold in the saprolite is essentially the same as in the bedrock.  In contrast, the distribution of copper in the saprolite has been affected by the intense tropical weathering, leaching copper from the oxide saprolite and depositing it in the sulfide-stable saprolite.

7.3.2                     Mesones/Sofia

The Mesones/Sofia deposits, located 200 m north of Cuatro Muertos, consist of two mineralized centers characterized by widespread tourmalinization of country rocks, tourmaline breccias and syn-volcanic intrusions. The supracrustal sequences at Mesones/Sofia are predominantly sheared leucocratic crystal-lithic tuffs of probable dacitic composition, dipping 65o to the southwest.  Hydrothermal solutions have converted the tuffs to secondary assemblages of sericite-silica-tourmaline and secondary potassium feldspar.

The two deposits, which can be traced over a strike length of about 900 m, are separated by a sub-vertical, 45 m wide basic dike.  In the more intensely mineralized areas, these supracrustal rocks have been intruded by apophyses of deformed dioritic intrusions and cut by swarms of breccias.  Numerous thin post-mineral dioritic dikes also cut the supracrustal rocks.  A 10 m to 20 m thick barren sub-horizontal aplite dyke is present in the Mesones area. Figure 7.2 is a general geologic cross section for Sofia/Mesones.

Gold and copper mineralization at Mesones/Sofia occurs as disseminations, clots, blebs, and veinlets of pyrite-chalcopyrite. The percentage of pyrite and chalcopyrite in mineralized zones is much higher than at Conductora, ranging from 5% to 30%.  Chalcopyrite and pyrite have a strong spatial association with tourmaline, but clearly postdate the tourmaline event.  Both pyrite and chalcopyrite occur as rims or halos to tourmaline or as veinlets cutting tourmaline crystals.  A section showing copper zones in Mesones/Sofia is presented in Figure 7.3

As in Conductora/Cuatro Muertos, copper is depleted in the oxide saprolite and enriched in the sulfide-stable saprolite, and retains its primary distribution in bedrock.

FIGURE NO. 7.1	Bolivar State	Crystallex International Las Cristinas Conductora Section 9150 Au	Venezuela

AS A MUTUAL PROTECTION TO OUR CLIENTS, THE PUBLIC, AND MDA ALL REPORTS AND DRAWINGS ARE SUBMITTED FOR THE CONFIDENTIAL INFORMATION OF OUR CLIENT FOR A SPECIFIC PROJECT AND AUTHORIZATION FOR USE OR PUBLICATION OF DATA, STATEMENTS, CONCLUSIONS, OR ABSTRACTS FROM OR REGARDING OUR REPORTS AND DRAWINGS IS RESERVED PENDING OUR WRITTEN APPROVAL.

					MINE DEVELOPMENT ASSOCIATES	DATE	Apr 2, 2003
						DRAWN BY	S Ristorcelli
						CHECKED BY	MDA
						SCALE	not to scale
				Reno	Nevada

FIGURE NO. 7.2	Bolivar State	Crystallex International Las Cristinas Mesones Section 950 Au	Venezuela

AS A MUTUAL PROTECTION TO OUR CLIENTS, THE PUBLIC, AND MDA ALL REPORTS AND DRAWINGS ARE SUBMITTED FOR THE CONFIDENTIAL INFORMATION OF OUR CLIENT FOR A SPECIFIC PROJECT AND AUTHORIZATION FOR USE OR PUBLICATION OF DATA, STATEMENTS, CONCLUSIONS, OR ABSTRACTS FROM OR REGARDING OUR REPORTS AND DRAWINGS IS RESERVED PENDING OUR WRITTEN APPROVAL.

					MINE DEVELOPMENT ASSOCIATES	DATE	Apr 14, 2003
						DRAWN BY	S Ristorcelli
						CHECKED BY	MDA
						SCALE	not to scale
				Reno	Nevada

FIGURE NO. 7.3	Bolivar State	Crystallex International Las Cristinas Mesones Section 950 Cu	Venezuela

AS A MUTUAL PROTECTION TO OUR CLIENTS, THE PUBLIC, AND MDA ALL REPORTS AND DRAWINGS ARE SUBMITTED FOR THE CONFIDENTIAL INFORMATION OF OUR CLIENT FOR A SPECIFIC PROJECT AND AUTHORIZATION FOR USE OR PUBLICATION OF DATA, STATEMENTS, CONCLUSIONS, OR ABSTRACTS FROM OR REGARDING OUR REPORTS AND DRAWINGS IS RESERVED PENDING OUR WRITTEN APPROVAL.

					MINE DEVELOPMENT ASSOCIATES	DATE	Apr 14, 2003
						DRAWN BY	S Ristorcelli
						CHECKED BY	MDA
						SCALE	not to scale
				Reno	Nevada

7.3.3                     Cordova

The Cordova area has not yet been modeled.  The Cordova area, located west of Mesones/Sofia, is underlain by a package of north-northwest-trending foliated tuffs of intermediate composition, characterized by widespread sericite alteration. Tourmaline alteration is confined to the eastern portion of the mineralized system.  Carbonate alteration varies from weak to moderate.

Gold mineralization occurs parallel to foliation, in massive sulfide (pyrite-chalcopyrite) lenses, and as subordinate disseminated sulfide mineralization.  Some interpretations have considered this mineralization at least in part to be exhalative.  Gold-bearing structures in this area have been traced over strike lengths of up to 200 m.

7.4                               Specific Gravity

Placer measured dry and wet drill core samples and some surface samples for specific gravity.  The number of samples totaled 5,807.  Placer utilized the buoyancy method, where the specific gravity is equal to the sample weight in air divided by the difference of the weight in air and the weight in water. According to Placer, the 5,294 dry samples yielded the results given in Table 7.1, which are graphically displayed in Figure 7.4.  Placer analyzed the data and eliminated a “few” high and low outliers.  Placer used the median specific gravity results in their resource and reserve models.

Table 7.1 Placer Specific Gravity Test Work Results

(Conductora and Cuatro Muertos)

Rock Type	Dry SG (Median Value)
Overburden	1.67
Mottled zone (MOTT)	1.57
Oxide saprolite (SAPO)	1.57
Mixed saprolite (SAPM)	1.69
Sulfide saprolite (SAPS)	1.71
Saprock (SAPR)	2.03
Carbonate-leached bedrock (CLB)	2.40
Carbonate-stable bedrock (CSB)	2.80

An issue regarding specific gravity measurements involves sample drying.  Apparently, drying was first done in a solar oven and then, “if required”, in an electric oven.  Placer states that “The sample was checked for moisture by scratching the surface of the core”. MDA suggests that this qualitative assessment of moisture content is not unequivocal and has reduced calculated specific gravity in part for this reason. MDA also lowered calculated specific gravity in areas of increased fracturing.

Figure 7.4 Box and Whisker Plot of Placer Specific Gravity by Rock Type

MDA coded the specific gravity data by material type, the principal determinant of rock density. Samples were coded from the newly interpreted geologic cross sections, which were substantially the same as Placer’s interpretations.  MDA calculated the mean value of each set of data and adjusted it down by 1% to 3% depending upon the material type RQD (rock quality designation), which measures rock fracturing and consequently open spaces. Table 7.2 gives the values calculated and used in the model.

Table 7.2 Specific Gravity by Material Type

Conductora

Material Type	SG
CBS Bedrock	2.79
CLB Bedrock	2.35
Saprock	1.92
Sulfide Saprolite	1.69
Mixed Saprolite	1.69
Oxide Saprolite	1.56
Overburden	1.63
Dike	1.93

Mesones/Sofia

Material Type	SG
CBS Bedrock	2.79
CLB Bedrock	2.39
Saprock	2.13
Sulfide Saprolite	1.89
Mixed Saprolite	1.64
Oxide Saprolite	1.68
Overburden	1.64
Dike	0.89

7.5                               Implications to Modeling

Key characteristics of these deposits incorporated into the resource modeling are the hydrothermal styles of mineralization and structural controls of mineralization, weathering, and redistribution of copper and, to a lesser extent, silver.

Hydrothermal gold mineralization is relatively evenly distributed on a global scale at Conductora.  The mineralization is dominantly parallel to and controlled by foliation.  Gold mineralization occurs in subparallel alternating tabular bands of higher (>~1 g Au/t) and lower (<~1 g Au/t) grade.  Within these tabular bands are what appear to be relatively well-defined, but narrow (<~5 m), sheeted zones and isolated local clots of higher-grade (>~7 g Au/t).  Weathering does not seem to have altered the distribution of gold in any material way except in the overburden, which is generally a catch-all for unconsolidated material lying on the in situ bedrock and includes alluvial concentrations, tailings, and reworked overburden. Except for the narrow high-grade “shears” and local clots, contacts are gradational, though there are distinct areas of higher-grade zones.

Syngenetic copper mineralization at Conductora is disseminated in low to moderate grades (mean of ~1,300 ppm) with no well-defined grade boundaries. However, weathering has affected the copper distribution and copper metallurgy significantly.  Generally in the oxide saprolite, much of the copper has been leached and what little is remaining is not cyanide soluble.  There are local areas where leaching was incomplete and some pockets of moderate to high grades of cyanide soluble copper exist. The leached copper was carried down to the unoxidized saprolite and deposited. Copper in the sulfide and mixed saprolite is significantly enriched, especially above higher bedrock grades and much of this copper is cyanide soluble. Though there is a mixed oxidized/unoxidized zone below the oxide saprolite, it behaves similarly to the sulfide saprolite from metallurgical and grade distribution standpoints.

The general setting at Mesones/Sofia is different from Conductora.  The deposits are smaller and metals are more concentrated.  Mineralization generally parallels foliation, though controls on metal deposition are poorly understood. The foliation at Mesones/Sofia is steeper (~65o) than at Conductora (~35o) and continuity of the zones is less persistent.  Zones of higher-grade mineralization abruptly and inexplicably end along strike at each end of the deposit.  Gold grades seem to occur as blebs or pockets. Local high-grades of gold occur with sulfide clots and in shattered quartz zones.  These pockets are presumed to have very short continuity, on the order of meters or less.  The Sofia and Mesones deposits are separated by a large vertical post-mineral dike.

The copper at Mesones/Sofia behaves similarly to the copper at Conductora, though in higher grades and it seems to occur in well-defined zones with abrupt contacts, also sub-parallel to foliation.

Throughout the deposits, post-mineral barren dikes have replaced areas of mineralization.

8.0                               DEPOSIT TYPES

Precious metal mineralization within the Las Cristinas concessions occurs in a variety of geologic and structural environments characterized by different styles of mineralization.  Figure 4.2 shows the locations of the mineralized areas.  Placer divided the Las Cristinas deposit into several discreet deposits based on location and style of mineralization.  These include:

•                  Shear hosted gold-copper deposits in intermediate pyroclastic sequences (Conductora-Cuatro Muertos and Potaso Deposits);

•                  Shear and intrusive hosted gold-copper deposits in felsic volcanic rocks and coeval intrusions and breccias (Mesones-Sofia);

•                  Foliation-parallel gold-copper deposits characterized by massive sulfide lenses (Cordova); and

•                  Discrete mesothermal gold veins in volcanic rocks (Las Rojas, outside the defined resource area).

As a whole, the features of mineral deposits found at Las Cristinas are unlike those of the majority of gold deposits found elsewhere in Venezuela and can be broadly characterized as having affinities to both shear-hosted and porphyry-related gold deposits.

9.0                               MINERALIZATION

The discussion of mineralization at Las Cristinas is included in section 7.0, Geology.

10.0                        EXPLORATION

Since initiating exploration, Placer completed the following activities:

•                  Line cutting: 100 m lines with 50 m sample spacing and, later, more lines at 200 m spacing;

•                  Mapping and rock sampling: Geologic mapping was done at scales of 1:5,000 and 1:500 and over 1,200 samples collected;

•                  Soil sampling: About 3,700 samples were taken from upper saprolite on a grid of 50 m by 100 m to 50 m by 200 m.  Assaying was done for gold plus 17 other elements.  In addition, there were about 1,100 samples collected from 95 shallow auger holes;

•                  Geophysics: Ground magnetometer, induced polarization (IP), radiometry, air magnetic, and transient electromagnetic geophysical surveys were done.  Magnetic and electromagnetic methods have proven the most effective;

•                  Tailings evaluation: An evaluation of the tailings as a resource was completed in 1993; and

•                  Drilling: Placer reported drilling over 1,000 holes with 110,000 m of drilling.

As noted, exploration data at Las Cristinas includes surface geochemical samples, trench samples and drill samples.  As MDA’s work did not utilize any surface geochemical samples, and only used the trench samples to support zone definition in modeling, discussions in this report will concentrate on the drilling.

10.1                        Surface Trenching Programs

In 1994, a close-spaced surface trenching/mapping program was conducted to augment data collected in the close-spaced drill program and to provide detailed geological information.  Four areas were selected for the studies in the Conductora area.  All areas were stripped with a bulldozer to expose in-place material.  The areas were then washed with a hydraulic pump to highlight relic geologic features in the saprolite and mapped at a scale of 1:100.  Three of the four areas trenched measured 25 m wide (perpendicular to foliation) by 40 m long (parallel to foliation).  Continuous trench samples were collected at 1.5 m spacing across the width of the areas with a line spacing of 1.5 m.  The fourth grid area measured 25 m by 25 m.  Surface samples on this grid were also taken over 1.5 m intervals with 1.5 m line spacing. In addition, six east-west trenches were dug to a depth of 3 m and sampled at 1.5 m, both horizontally (along the trench face) and vertically (down the trench face).  Additional 1.5 m square blocks were sampled in 0.5 m square panels.

The 1995 test area straddles the eastern edge of the current Conductora pit.  A series of trenches, spaced at 10-m intervals, were oriented in an east-west direction, except for one trench that was cut north-south.  A bulldozer was used to prepare and access the sites and a backhoe was used to dig the one-meter-wide trenches.  Water was pumped from the flooded Conductora pit to allow access into much of the test area.

The trenches excavated by Placer in 1994 and 1995 have depths ranging from one meter to four meters, depending upon the local amount of overburden and tailings.  Every trench exposed a minimum of one meter of fresh oxide saprolite.  This trench data, for reasons explained later in modeling, were plotted on cross section and used to support and define mineral zone boundaries.  But the data were not used for modeling.

10.2                        Surveying

According to Placer documentation, drill hole locations were established by a prismatic or Brunton compass and adjusted into position with a Brunton compass.  After completion, each hole was fitted with a collar pipe and a cement collar block was inscribed with the drill hole number.  Final drill hole collar locations were then surveyed in UTM coordinates by Surco, C.A., an independent professional surveyor, translated into local grid coordinates and entered into Placer’s GEOLOG database.

Downhole survey readings, taken about every 50 m, were completed using a Sperry Sun single shot survey camera or a Pajari compass.  Shallow holes (30 m to 50 m) were surveyed by acid tests (dip deflections only). A total of 907 holes have at least one downhole survey.

The topographic data was modeled from surveyed drill hole collars, digitized contours from detailed ground survey work completed in 1993, and from digitized contours from older topographic information based on interpretation of air photography.  This information was supplemented by an aerial survey conducted by Eagle Mapping Services Ltd. in 1995.

11.0                        DRILLING

11.1                        Pre-2003 Drilling

At Conductora, the drill spacing over the entire modeled area (Figure 11.1) is roughly 70 m. In the better drilled areas, drill spacing decreases to 50 m and in the core of the deposit, the drill spacing is 25 to 35 m.  The entire modeled area at Mesones/Sofia (Figure 11.1) has an average drill spacing of 55 m. In the core area with the economic mineralization, the drill spacing decreases to about 30 m.

Drilling was oriented close to perpendicular to the strike of mineralization.  Crystallex’s drill database was obtained from CVG and is summarized in Table 11.1; the drill plan map is shown in Figure 11.1. The database has detailed geologic descriptions, geologic codes, check assay data, specific gravity data, core recovery and rock quality designation (RQD) data, and some trace element geochemical data.  In 1997, Placer reported that “over 1,000 holes and 110,000 m of drilling” had been completed at Conductora/Cuatro Muertos and an additional 14,892 m of drilling at Mesones/Sofia.

Table 11.1 Drill Database Description

Data	Number
Drill holes	1,174
Meters of drilling*	160,600
Gold assays	162,806
Copper assays	145,547
Copper CN Soluble assays	40,655
Silver assays	145,221
Trenches	108

*Includes trenches

Drilling in an intensely weathered tropical environment presented challenges and, consequently, several different drilling techniques were attempted by Placer before choosing triple tube diamond drilling. Other methods tested include vibracore, auger, and reverse circulation rotary drilling, none of which produced acceptable results. Up to seven hydraulic diamond drill rigs were used to complete the drilling. The best recovery was achieved with PQ tools (83 mm) in saprolite, and with HQ tools (61 mm) in bedrock. HQ was also used to drill some of the saprolite, as not all rigs were equipped to handle PQ (85 mm) core. NQ (47.6 mm) was used systematically in bedrock during the infill drilling phase within the Stage I pit area and occasionally in difficult drilling situations.  The saprolite interval was drilled uncased until casing could be set in bedrock.  Sample lengths ranged from 0.1 to 8.0 m, with most being ~1.0 m.  Drilling was done in essentially three phases:

•	Phase 1	Dominated by shallow drilling to test saprolite (drill spacing of ~90 m);
•	Phase 2	Dominated by bedrock drilling and filling gaps in the saprolite drill pattern (drill spacing of ~90 m); and
•	Phase 3	Infill drilling of the pit areas (drill spacing of ~50 m).

FIGURE NO. 11.1	Bolivar State	Crystallex International Las Cristinas Drill Hole Location Map	Venezuela

AS A MUTUAL PROTECTION TO OUR CLIENTS, THE PUBLIC, AND MDA ALL REPORTS AND DRAWINGS ARE SUBMITTED FOR THE CONFIDENTIAL INFORMATION OF OUR CLIENT FOR A SPECIFIC PROJECT AND AUTHORIZATION FOR USE OR PUBLICATION OF DATA, STATEMENTS, CONCLUSIONS, OR ABSTRACTS FROM OR REGARDING OUR REPORTS AND DRAWINGS IS RESERVED PENDING OUR WRITTEN APPROVAL.

					MINE DEVELOPMENT ASSOCIATES	DATE	Apr 2, 2003
						DRAWN BY	S Ristorcelli
						CHECKED BY	MDA
						SCALE	not to scale
				Reno	Nevada

Placer trenched both the Conductora (200 m by 400 m) and Cuatro Muertos (200 m by 100 m) areas. There were over 1,862 m in 108 trenches excavated in 1995.  From these trenches, a total of 1,840 1-m samples were taken.

11.1.1              Logging

11.1.1.1              Placer Logging-Geologic

All holes were logged and the data was entered into GEOLOG geologic mining software.  GEOLOG data were key punched and edited on site. Once the GEOLOG files were completed, they were imported into PCXPLOR to generate cross sections.  The following geologic data were recorded:

•                  Rock type;

•                  Color (standardized);

•                  Alteration minerals – type, occurrence and percentage;

•      Sulfide minerals – type, occurrence and percentage;

•                  Foliation / bedding – intensity and attitude;

•                  Other structures – intensity and attitude;

•                  Veins – type and density;

•                  Ore (material) type flags; and

•                  Magnetic susceptibility.

11.1.1.2              Placer Logging-Geotechnical

Most of the geotechnical information was collected and recorded by Venezuelan technicians under supervision of a geologist. The geotechnical data were recorded on custom-made forms and later entered into the GEOLOG database.  Detailed geotechnical data included:

•                  RQD;

•                  Core recovery (if recovery in the saprolite averaged less than 80% the hole was re-drilled at the contractor’s expense); the global average core recovery in saprolite was approximately 85% [MDA found this value to be closer to 90%], while hard rock core recovery was above 95%;

•                  Rock strength - ISRM soil consistency and ISRM rock hardness ratings or uniaxial compressive strength (tons/ft2) for saprolite; later in the program, uniaxial compressive strength was measured on bedrock samples using a point load tester; and

•                  Joint roughness (JR) and joint coating (JC) readings.

11.1.2              Placer Oriented Core

Oriented core was drilled in selected areas using a down-hole “crayon test” for determining the true orientation of foliation, bedding and lineation, as well as the orientation of veins and veinlets.  This data was made available to Crystallex in the drilling database.

11.1.3              Placer “Contamination”

The term “contaminated” is used here in part to maintain consistency with Placer’s terminology, but also because the term “contaminated” is not truly correct.  The samples were not contaminated, but rather, were altered in a manner that introduces bias.  Rather than material being introduced into the “contaminated” samples, material was actually removed.  The effect is the same in that the resulting data is not reliable.

Diamond drilling in the intensely weathered environment, i.e., saprolite, presents potential sample bias (Placer used the term “contamination” and considered it similar to that encountered in wet reverse circulation drilling). Crystallex and MDA noted that this was particularly apparent at Mesones/Sofia, where chunks of siliceous or tourmalinized hard rock were floating in the saprolitic clays.  During drilling, water flowing around the core could wash out the clays, relatively increasing the amount of hard, possibly better-grade material.

Placer’s care for this aspect of sampling is reportedly excellent.  While great effort was made to eliminate contamination, occasional contaminated intervals were unavoidable, according to Placer. Placer states that: “Suspected contaminated intervals greater than 20 cm were sampled and logged as discrete intervals. If the contaminated interval was less than 20 cm the interval was marked and photographed in place and then removed prior to sampling.  All sampled intervals were assayed for gold, copper and molybdenum in order to assess the potential for additional unrecorded down-hole contamination on a case by case basis.  A total of 831 samples deemed to potentially be contaminated were eliminated from use by coding. The mean grade of these “contaminated” samples is 3.13 g Au/t with a maximum of 29.73 g Au/t. In addition, 32 trench samples deemed to potentially be contaminated were also eliminated from use in estimation” (Placer feasibility, 1998).

MDA evaluated the “contaminated” samples by selecting all samples lying within the area where “contaminated” samples exist.  Descriptive statistics were calculated on all “contaminated” and “not contaminated” samples.  The results showed that there is a large discrepancy in mean grades between the two sets of data for gold, silver and copper. MDA capped the outlier samples to evaluate if the differences were caused by these few high-grade samples, but the results remained the same.  Placer’s elimination of these “contaminated” samples was justified, and MDA continued with the practice of not using these samples.

11.2                        2003 Drilling

Crystallex drilled 12 diamond drill holes (Figure 11.1) and took 1,016 samples from those drill holes as part of their project verification program (Table 11.2). Crystallex also analyzed 341 quarter cores, 198 coarse rejects, and 259 pulps left at the site by Placer (described under the next section, Data Verification).

Table 11.2 2003 Verification Drill Database

Data	Number
Drill holes	12	*
Meters of drilling	2,189
Gold assays	1,367
Copper assays	528

* Includes one redrilled hole

Drilling was conducted by Majortec Drilling under contract to Crystallex International. Majortec used an Acker MP-5 drill (an overpowered Longyear 44) mounted in a skid-mounted cargo container.  A log skidder with rod sled completed the drill equipment roster.

Drill hole locations were defined in order to twin existing drill holes as a check of the Placer drilling data. The sites of the proposed holes were located in the field by a geologic technician and approved by the Project Geologist or the MDA representative.  Spotting of holes involved identifying the collar location relative to drill holes being verified, and identifying the foresight/backsight for correct azimuth and hole inclination.

Drilling was conducted 24 hrs per day, excluding one-hour travel between shifts.  The core was recovered every 1.5 m for HQ drilling and every 3 m for NQ drilling, unless drill conditions necessitated more frequent core recovery. The inner tube was recovered by wireline.  Water under pressure was used to expel saprolite from the inner tube while rock core fell from the inner tube without encouragement. Polymers were used liberally to maintain high core recovery, especially in saprolite.

Ideally, core was collected from the drill site twice a day, but occasionally core sat boxed at the drill site for over two days. Core was received at camp in sequential four-channel wooden core boxes. Approximately one box in 20 was incorrectly numbered by the drill crew, but was corrected prior to logging. The core was cleaned using water and saprolite core was typically scraped to remove the skin of dried polymer.

Geotechnicians reoriented the core and “put it back together” by rotating core, minimizing gaps and fitting pieces back together.  A trained geotechnician then used a cloth “scalimetrica” to measure core lengths, to mark downhole depth in meters and to measure recovered core.

A geologist logged geotechnical items such as the longest core piece, sum of core pieces greater than 10 cm, and fractures per meter.  Sample intervals based on geology, such as intrusive rock and lithologic contacts, were identified with flagging in the core box and noted on logs.  The geotechnicians used a digital camera to photograph three boxes at a time.  Flagged sample intervals and geologic contacts were included in the photo, as were a “header file” with hole number, downhole depth and box numbers.

Sampling typically was on 2-m intervals, but honored the previously mentioned geologic boundaries. Sample intervals were noted with blue flagging in the core box, numbered rip-off tickets were inserted into the core box immediately prior to sample bagging and the core box was labeled.  Irregular and significant quartz-tourmaline mineralization in the Mesones/Sofia area saprolite resulted in technical difficulties associated with sawing or cutting core, Therefore it was decided to send all of the Mesones/Sofia saprolite for prepping.  This material was not present in the Conductora area saprolite so that saprolite was cut (with a spatula or machete) and one half of the interval was submitted for prep and analysis. Cloth bags were used for over ~90% of the samples and heavy translucent plastic bags were used for the remaining ~10%.  Sample book rip-off tags with sample numbers were inserted in each bag.

12.0                        SAMPLING METHOD AND APPROACH

All pre-2003 data information was discussed in the First Report.

12.1                        2003 Sample Preparation and Analytical Procedures

In 2003, Crystallex completed a drill campaign to validate historic project work and MDA was on site for the first three weeks of the six-week program. After logging the core, and prior to shipping to the Triad preparation lab, samples were stored in a “safe room”.

Samples were transferred from the Las Cristinas camp to the preparation lab in sequentially numbered “rice bags” in Crystallex vehicles driven by the MDA representative (during the first three week period). Reception at the Triad prep lab was by the lab manager or his assistant during normal business hours.

Triad’s sample preparation procedures were as follows:

•                  Dry samples in a solar (low temperature) oven;

•                  Jaw crush the sample in its entirety to -2 mm;

•                  Run material through a multi-roll crusher and crush to -1 mm;

•                  Split out 250-g and pulverize by ring and puck to -150 mesh;

•                  Package the 250-g pulp and ship to Chemex in Vancouver, British Columbia for analysis.

Dr. Riccio and Mr. Maynard found that Triad’s preparation lab appeared to be in good working order and clean, though Triad did not present data providing evidence of sample integrity and lack of contamination.  Crystallex/MDA’s assessment of quality control is described later in this report (Section 14.8.3). Most of these prepared pulps were sent on to Chemex in Vancouver, Canada for analyses.

Chemex procedures began with logging in the pulps.  Their standard operating procedures include randomly checking for satisfactoriness of pulverizing.  Chemex required that the pulp was to meet 80% passing 200 mesh with a 66% pass ratio.  In a few batches, additional pulverizing was necessary. Analyses for gold were by fire assay with an AA finish on one assay ton charges.  Any sample yielding grades over 3 g Au/t were fire assayed again, but this time with a gravimetric finish.  Copper analysis used 0.5 g of pulp digested in aqua regia to end up with 12.5 ml of solution and sample.  This solution was analyzed by AA. Samples with grades over 1% were re-assayed with 0.4 g of sample in 100 ml of aqua regia and analyzed by AA. CNSCu leach used a prepared sample (0.5 to 1.0 g) with a 0.5% cyanide solution (30 ml) added.  The sample was shaken until homogenized.  The pH of the solution was then checked. If necessary, calcium oxide was added to bring the pH between 9 and 13.  The bottle was rolled for 2 hours. The leach solution was centrifuged until clear and the pH of the solution was checked again; if the pH is below 9, the leach is repeated with CaO added to the sample.  The solution was then analyzed by atomic absorption spectrometry.

13.0        SAMPLE PREPARATION, ANALYSES AND SECURITY

All pre-2003 data information was discussed in the First Report.

13.1                        2003

To the extent possible, MDA had chain of custody of the samples, though some breaches were unavoidable. The protocol of picking up core from the drill rig in the morning and night deviated with the availability of vehicles for the two to three kilometer trip.  There were two periods during weekends when core pickup occurred only on two to three day intervals.  Potentially important, there were local small miners conducting their placer mining operations in the immediate vicinity of the drill rig 24 hours a day. Mr. Maynard never saw any interest in the drill core on the part of the small miners, but he was not on the drill site 24 hours a day seven days a week. The protocol of leaving core spread out in the logging shed for as little time as possible prior to cutting and bagging was stretched repeatedly, as core lay out for 2-3 days at a time prior to cutting and bagging.  Again, little interest in the core was shown by anyone.

These minor infrequent exceptions to the security were inadvertent and accidental, eliminating the probability of compromising the samples.  There was never any indication of intent to compromise the samples and MDA does not believe that during any of these times was there any compromise of the samples.

The MDA representative had the only set of keys to the “safe” room, and people other than the MDA representative were in the room only on a “by invitation” or “by request” basis.  The protocol of the MDA representative having the only set of keys to the safe room was compromised when the door to the safe room was found open in the morning, and a floor mop was leaning against the wall.  It is suspected that the cleaning lady was doing her job of cleaning office floors.  The door’s lock was quickly changed and the new set of keys was retained by the MDA representative.

Overall, the MDA representative is confident that there was no breach of sample integrity, but due to certain uncontrolled, albeit minor, and probably inadvertent infringements, cannot state that the samples were entirely in MDA’s control.  It is believed that any suspect actions are strictly the result of accident and disinterest.

Additional information is described under the Sections 11.2, 2003 Drilling and 12.1, 2003 Sample Preparation and Analytical Procedures.

14.0                        DATA VERIFICATION

14.1                        Grade versus Core Recovery Comparison

As grade bias can be introduced into samples while drilling core, MDA evaluated the relationship between metal grades and core recovery. A bias was discovered in the saprolite gold data, which was found to be most prevalent in low-grade samples. This bias does not exist in the bedrock, which makes up the majority of the resource and reserve. The bias should not materially affect the global estimated gold and silver grades; however within the saprolite in areas where core recovery is low, grades may be lower than predicted.

A summary of the saprolite data at different grade cutoffs is shown in Table 14.1. The number of saprolite samples with recoveries below 90% represents just over 40% of the total saprolite samples in the database, for both cutoffs in the table.

Table 14.1 Saprolite Gold Grade and Core Recovery

Core Recovery	> 0.0 g Au/t Avg Grade g Au/t	> 0.3 g Au/t Avg Grade g Au/t
< 90%	0.89	1.71
> 90%	0.72	1.56
Difference	24%	10%

In bedrock, the copper grade is 3% lower in lower-recovery (<90%) samples, which is not considered significant. However, in the combined saprolite and saprock, copper grades range from 5% to 9% higher for low-recovery samples, which amounts to roughly half the population of saprolite samples. This could result in overstating the copper grade by up to 10% in the saprolite. This is immaterial for the oxide, but could be significant for the mixed and sulfide saprolite. Figures 14.1 and 14.2 illustrate these relationships graphically.

The decreased confidence in the lower-core-recovery samples was considered when classifying material into Measured, Indicated and Inferred resource categories. Lower-core-recovery values estimated into the blocks were assigned a lower confidence rating by modifying the distance used for classification.

Figure 14.1 Box and Whisker Plot for Gold Grade versus Core Recovery

Las Cristinas, All Samples: Box & Whisker Plot: Au

Figure 14.2 Box and Whisker Plot for Copper Grade versus Core Recovery

Las Cristinas, All Samples: Box & Whisker Plot: Cu

14.2        MDA Checks on 2003 Crystallex Sampling

MDA took independent samples of Crystallex’s core; the samples were always in the custody of MDA representative Mr. Maynard. These samples were taken by Mr. Maynard and relabeled so as to avoid any possibility of tampering with the samples. As shown in Table 14.2 and Figure 14.3, the work completed by Crystallex is verified. It should also be noted that the variance in core check samples is high, a topic that will be discussed in more detail later.

Table 14.2 MDA Checks on Crystallex Drilling

Difference
	MDA	Diff.	Crystallex
Count		29
Mean	1.62	7%	1.52	g Au/t
Std. Dev.	2.68	27%	2.11	g Au/t
CV	1.66	19%	1.39
Min.	0.06	77%	0.03	g Au/t
Max.	12.75	77%	7.22	g Au/t

Figure 14.3 MDA Checks on Crystallex Drilling

14.3        2003 Crystallex Verification Program

Crystallex completed a 12-hole drill verification program and duplicate sampling/check assaying program for which MDA’s involvement was to ensure the sampling integrity. The verification program collected:

•                       1,086 split core samples from 11 holes and one re-drilled hole completed by Crystallex in 2003,

•                       342 splits of Placer core (quarter cores) from Placer drilling (1 sample was lost),

•                       262 Placer pulps (3 samples lost), and

•                       200 splits of Placer coarse rejects (2 samples lost).

MDA supervised drill sampling, sample collection, and sample packaging for the first half of the program, with the goal of maintaining sample integrity and chain of custody. Sample preparation and assaying was done by independent laboratories. The program inserted standards, blanks, and coarse rejects at irregular intervals in the sample stream with an overall frequency of:  two standards, two coarse rejects, and one blank per 25 samples submitted for analysis.

A QA/QC program for the Crystallex core drilling program was outlined by Dr. Riccio of Crystallex and Mr. Ristorcelli of MDA. Dr. Riccio worked with Mr. Maynard during the initiation of the project while Mr. Maynard carried out the project for the first three weeks. Dr. Riccio was responsible for the program and was on site after Mr. Maynard’s departure. Mr. Maynard was on the Las Cristinas property from January 15, 2003 until February 7, 2003, living and working at the camp.

14.3.1     Twin Hole Analysis

MDA tabulated the Placer drill holes with corresponding Crystallex twin holes so that the same intervals were represented. Analyses were made on a hole by hole basis, which yielded highly variable results. A summary of the total comparison is given in Table 14.3. The table shows that the overall Crystallex drilling average gold grades are 15% lower than the Placer intervals.

Table 14.3 Twin Hole Comparison

Crystallex	Diff.	Placer	Comments
1,669	-1%	1,683	Total meters
1.28	-15%	1.49	Mean Grade (g Au/t)
0.00	-70%	0.01	Minimum grade (g Au/t)
50.50	-38%	80.83	Maximum grade (g Au/t)

The comparison of location of gold grades was found to be reasonable in that the higher grade intervals were found to be in the same locations for the most part. Not unexpectedly, the twin hole sample assays were more similar in Conductora than in Mesones/Sofia. One apparent difference was that the Crystallex drilling did not duplicate the higher-grade single assays, i.e., >~ 7 g Au/t. For example, there were 54 (3%) samples over 7 g Au/t in the Placer data averaging 14.79 g Au/t, but only 14 (2%) above > 7 g Au/t in the Crystallex data, though with a similar mean grade of 14.88 g Au/t. At least some of this can be attributed to sample lengths, as Placer sampled 0.82 m intervals on average compared to

Crystallex’s average sample length of 1.94 m. Using composited sample lengths, Placer had 2.7% of the samples greater than 7 g Au/t while Crystallex had 1.9% greater than 7 g Au/t. Placer’s mean composite grade of composites over 7 g Au/t was 12.5 g Au/t while Crystallex’s was 13.39 g Au/t.

14.3.2     Crystallex Checks on Previous Samples

Crystallex and MDA took samples of existing Placer quarter-core splits, coarse rejects and pulps for gold grade re-assay.

Quarter-core splits of Placer core samples (341) were sawn and analyzed to verify assay data. Sample selection was determined by location and grade. Mr. Maynard chose the intervals to be re-split and did the sawing personally with a tile cutter rock saw. Each quarter core was identified by the original hole number and sample number and bagged in a white cloth bag identified with only a four-digit number on the outside and a slip of paper with the four-digit number in the bag. These samples were submitted to Triad for sample preparation and sent to Chemex analysis.

Coarse reject checks (198) on the Placer drilling were submitted for analysis. Coarse rejects, selected by location and grade, were placed in a four-digit numbered cloth bag. These were check assayed to verify data and to check for reproducibility.

Pulps (259) from Placer drilling were submitted for analysis. Selection of pulps was based on location and grade. Pulps are stored in paper envelopes in plastic bags in woven rice bags in open sided sheds at the site. MDA obliterated the sample numbers on the paper envelopes with black markers and the envelope was inserted in a new paper envelope with a four digit sample number; the original hole and sample number were kept in MDA records only. The newly numbered pulps were sent directly by courier to Chemex for analysis.

14.3.2.1 Pulps

Results from 259 sample pulps showed very good correlation and similar mean grades (Table 14.4 and Figure 14.4). This is true for all samples as well as those samples greater than 0.4 g Au/t, a value just under the economic cutoff. A cluster of five samples was noticeably higher grade in the Placer set than in the Crystallex set. Variance of check sample grades is considered high for pulps.

Table 14.4 Descriptive Statistics on Pulps

	All samples
	Placer	Diff.	KRY	Avg.	Diff.	Var.	Abs. Var.
Count	259		259	259	258	258	258
Mean	1.71	-1%	1.73	1.72	5%	0%	27%
Std. Dev.	1.74	-4%	1.81	1.75	53%	64%	57%
Min.	0.02	NA	0.00	0.01	-82%	-443%	0%
Max.	12.65	-12%	14.45	13.55	513%	513%	513%

	Greater than 0.4 g Au/t Average
	Placer	Diff.	KRY	Avg.	Diff.	Var.	Abs. Var.
Count	216		216	216	215	215	215
Mean	2.02	-1%	2.04	2.03	4%	0%	25%
Std. Dev.	1.75	-4%	1.82	1.76	55%	64%	59%
Min.	0.28	NA	0.00	0.40	-82%	-443%	0%
Max.	12.65	-12%	14.45	13.55	513%	513%	513%

Figure 14.4 Scatterplot of Crystallex Checks on Pulps

14.3.2.2 Coarse Rejects

Results from 198 check assays on coarse rejects showed good correlation, although mean grades were 6% higher for the Crystallex samples (Table 14.5 and Figure 14.5).

Table 14.5 Descriptive Statistics on Coarse Rejects

	All samples
	Placer	Diff.	KRY	Avg.	Diff.	Var.	Abs. Var.
Count	198		198	198	198	198	198
Mean	2.01	-6%	2.14	2.08	1%	-4%	25%
Std. Dev.	1.91	-9%	2.11	1.98	58%	66%	61%
Min.	0.19	48%	0.13	0.20	-75%	-302%	0%
Max.	11.20	-29%	15.75	13.48	701%	701%	701%

	Greater than 0.4 g Au/t Average
	Placer	Diff.	KRY	Avg.	Diff.	Var.	Abs. Var.
Count	192		192	192	192	192	192
Mean	2.07	-6%	2.20	2.13	0%	-5%	24%
Std. Dev.	1.91	-9%	2.11	1.98	58%	66%	62%
Min.	0.37	-12%	0.42	0.43	-75%	-302%	0%
Max.	11.20	-29%	15.75	13.48	701%	701%	701%

Figure 14.5 Scatterplot of Crystallex Checks on Coarse Rejects

14.3.2.3 Quarter-Core

Three hundred and forty one quarter-core check samples of Placer core showed poor reproducibility, poor correlation but a modest comparison of mean grades. The Crystallex check samples are 8% lower grade (Table 14.6 and Figure 14.6). Note that most of the difference is caused by four of the highest-grade samples. Eliminating these four samples increases the slope of the line from 0.42 to 0.83 (Figure 14.7), though does not materially affect the r2, which remains a low 0.4. By eliminating the four highest mean-grade samples, Crystallex mean grades become higher grade than Placer by 6%. The lower values returned on check high-grade samples is not unexpected, but does emphasize the need to assess sampling procedures through heterogeneity studies.

Table 14.6 Descriptive Statistics on Quarter-Core

	All samples
	Placer	Diff.	KRY	Avg.	Diff.	Var.	Abs. Var.
N	341		341	341	341	341	341
Mean	1.96	8%	1.82	1.89	25%	10%	63%
Std	3.72	56%	2.39	2.79	128%	149%	135%
Mn	0.02	122%	0.01	0.02	-89%	-833%	0%
Max	40.35	93%	20.90	30.63	1501%	1501%	1501%

	Greater than 0.4 g Au/t Average
	Placer	Diff.	KRY	Avg.	Diff.	Var.	Abs. Var.
N	305		305	305	305	305	305
Mean	2.16	8%	2.01	2.09	24%	9%	64%
Std	3.89	58%	2.46	2.89	133%	155%	141%
Mn	0.27	366%	0.06	0.40	-89%	-833%	0%
Max	40.35	93%	20.90	30.63	1501%	1501%	1501%

Figure 14.6 Scatterplot of All Crystallex Checks on Quarter Core

Figure 14.7 Scatterplot of Crystallex Checks on Quarter-Core
(excluding four highest-grade samples)

14.3.3              2003 Quality Control

During Crystallex’s verification drilling program, blanks and standards were systematically inserted into the sample stream.

Pulp Standards Sample material used for standards was made by Crystallex’s Revemin Laboratory. The Revemin pulp standards were inserted in the sample stream at a rate of 2 per 25, immediately prior to submission to Chemex.

A mean difference of 11% exists in the low-grade results between the Crystallex standard and the sample results received from Chemex, with the Chemex results lower than the standard (38 assays, standard 0.91 g Au/t versus Chemex at 0.81 g Au/t). The high-grade standard results are similar to the Chemex results 2% lower (44 assays, standard 6.79 g Au/t versus Chemex at 6.91 g Au/t).

Coarse Rejects Coarse rejects from previous Placer drilling were inserted in the sample stream, prior to submission to the Triad prep lab, at a rate of 2 per 25 samples. Coarse reject material generally comprised 100% passing 10 mesh, 90% passing 100 mesh material. A similar relationship of Crystallex results and Placer results exist with Crystallex/Chemex being lower grade (Table 14.7).

Barren Core (blanks) Barren aplitic core was inserted into the front end of the sample stream with new drill samples. These blanks were given a new number in sequence with the standard samples. Blanks were inserted into the sample stream at a rate of 1 per 25.

Review of the blank sample grades showed that there was some contamination in the 2003 sampling program. Table 14.8 shows that the Crystallex assays on the “barren” Placer core returned grades over 2.5 times higher grade than the original Placer blank sample grades. It is not certain which data set is correct, though it is believed to be the Placer set. The implication is that there may have been some contamination in the sample preparation procedures at the laboratory (Triad) during the 2003 drill sample preparation procedures.

Table 14.7 Descriptive Statistics on Inserted Coarse Rejects

	Placer	Diff.	Crystallex
Count	105		105
Mean	1.26	11%	1.13	g Au/t
Std. Dev.	1.60	10%	1.45	g Au/t
CV	1.27	-1%	1.28
Min.	0.01	400%	0.00	g Au/t
Max.	8.02	21%	6.65	g Au/t

Table 14.8 Descriptive Statistics on Inserted Barren Core

	Placer	Diff.	Crystallex
Count	53		53
Mean	0.02	-60%	0.06	g Au/t
Std. Dev.	0.05	-35%	0.08	g Au/t
CV	2.12	62%	1.31
Min.	0.01	67%	0.00	g Au/t
Max.	0.30	-12%	0.34	g Au/t

14.4                        Surveying

In addition to the above verification work, MDA requested that independent surveying be done on existing drill holes. Taking into account a shift of 34 m in the easting and 3 m in the northing, the surveyed coordinates were similar between the checks and Placer. Prior to continuing in the project with final feasibility, this shift must be addressed and explained.

14.5                        Discussion

After analysis of the 2003 drill program, MDA believes that the Las Cristinas database can be used for feasibility-level study and resource estimation. Having said this, all future work must be cognizant of the underlying difference in grades between Placer data and the Crystallex verification drilling and the difference must be explained. It cannot be stated which is the more accurate at this time but the data remains sufficiently accurate for further use. Negligible contamination during sample preparation may have occurred during sample preparation of the Crystallex samples. The larger concern is the high variance noted in check assays, which should not affect the global metal estimate but could affect local estimates. This concern can be mitigated by completing a heterogeneity study of gold in the rock.

15.0                        ADJACENT PROPERTIES

There have been no changes to this section since the First Report. Adjacent properties do not materially impact the work or results of this study.

16.0                        MINERAL PROCESSING AND METALLURGICAL TESTING

There have been no material changes regarding metallurgy and processing that affected this study since the First Report, however the section is repeated here as it directly impacts this study.

For metallurgical purposes, Placer defined four ore types contained within the saprolite and bedrock: oxide saprolite, sulfide saprolite, carbonate-leached bedrock and carbonate-stable bedrock. Each of these ore types relates directly to the resource material types described earlier in this document. No additional test work or metallurgical studies were completed for this study. For this report all metallurgical recoveries and costs were based entirely on Placer work. Independent review of historic metallurgical work was done by Kappes, Cassiday and Associates.

16.1                        Metallurgical Test Work

Placer conducted extensive laboratory testing programs to define the metallurgical design parameters of differing ore types from the Conductora/Cuatro Muertos and Mesones/Sofia areas. Outside testing laboratories were used to determine additional metallurgical parameters required for complete engineering design of the project. Feed material for bench scale and pilot plant test programs were composited from saprolite and bedrock drill core samples.

Tests were completed on four different ore types:  two saprolite ores distinguished by degree of oxidation and two bedrock ores distinguished by carbonate occurrence. The expected average recoveries over the mine life, reported by Placer, are 81.75% for gold and 72.5% for copper.

Generally the oxide saprolite, having very low copper and cyanide soluble minerals present, responds well to direct cyanidation. The sulfide saprolite contains relatively high copper and cyanide soluble copper. The sulfide ores are amenable to treatment by flotation to recover most of the copper into a saleable concentrate. The gold from sulfide ores is recovered in large part in the flotation concentrate, with additional gold recovery obtained by cyanide leaching the first cleaner tailings. In all ores, a significant percentage of the gold is relatively coarse and can potentially be recovered by gravity concentration in the grinding circuit.

16.2                        Saprolite Oxides

As a result of thorough weathering, copper has been leached from the oxide saprolite and is minimal to non-existent in the oxide zone. Gold is recovered by direct cyanide leaching. An average gold recovery of 94.9% is expected for the saprolite oxide. Average operating costs are estimated to be US$ 2.75 per ore tonne.

16.3                        Saprolite Sulfides

Gold and copper can be extracted from the saprolite sulfide using a combination of a gravity circuit, flotation, and cyanidation of the first cleaner tailing. Overall, gold recovery from Conductora/Cuatro Muertos saprolite sulfides has been projected to be 80.5%. Copper recovery in Conductora/Cuatro Muertos flotation concentrate is expected to average 59.1%, ranging from 55% to 70%.

Treatment of Mesones/Sofia saprolite sulfide ores is anticipated to be the same as for the saprolite sulfides from the Conductora/Cuatro Muertos deposit. Overall, gold recovery for Mesones/Sofia saprolite sulfides from gravity, flotation and leaching operations is projected to be 83.4%. Copper recovery in the flotation concentrate is projected to be 83.3%, with an average concentrate grade of 32.1% Cu.

The average gold recovery from all saprolite sulfide materials is 80.8%, while the average copper recovery is 62.3% Cu. Operating costs are expected to be US$ 3.47 per tonne of ore, which is the same as bedrock.

16.4                        Bedrock

Similar to the saprolite sulfides, gold and copper can be recovered from the bedrock ore using a gravity circuit, flotation and cyanidation of cleaner tails. The average bedrock recovery is 81.1% gold and 70.0% for copper. Overall, gold recovery is expected to average 80.8% for the Conductora/Cuatro Muertos bedrock ore, with the copper flotation recovery averaging 69%. Overall, gold recovery is expected to be 85.9% for gold and 87.2% copper for Mesones/Sofia bedrock ore. Operating costs are expected to be US$ 3.47 per ore tonne.

16.5                        Recovery

Based on numerous metallurgical tests performed on the Conductora/Cuatro Muertos and Mesones/Sofia deposits, a series of mathematical correlations were presented in Placer’s July 1996 Las Cristinas Feasibility Study. These correlations were used for determining overall gold extractions as a function of the head grade and have been used as the basis for projected recovery data for the various ore types.

From the Placer test work performed on saprolite, it was estimated that 21% of the gold processed in the grinding circuit could be recovered by a gravity concentrator. Assuming that 50% of the gold contained in the gravity concentrate will be recovered as a high table concentrate, the other 50% will be further processed in leach. Accordingly, the gravity circuit will recover 10.5% of the total gold and the remaining 89.5% will be further processed. Similar data exists for bedrock material. Gold gravity recovery of 20% is assumed applicable for all grades and sources. Half of this (10%) is expected to report as final gravity concentrate and the remainder (90%) will be further treated by flotation and cyanidation. Table 16.1 illustrates the projected gold balance between that produced as doré and that contained in concentrates.

Table 16.1 Gold in Doré and Flotation Concentrate

Ore Type	Gold Recovered as bullion doré (%)	Gold Recovered as flotation concentrate (%)	Total Gold Recovery (%)
Conductora / Cuatro Muertos
Saprolite Sulfide	32.8	47.7	80.5
Bedrock	33.0	47.8	80.8
Mesones / Sofia
Saprolite Sulfide	36.4	47.0	83.4
Bedrock	39.7	46.2	85.9

17.0                        MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

17.1                        Database

MDA received a copy of the Placer digital database for the Las Cristinas project from Crystallex on four compact discs that was later augmented by ASCII and spreadsheet files. Data on these discs included:

•                  Drill data in GEOLOG format with:

•                  Assay data (Au, Cu, CNSCu (cyanide soluble copper), Ag, and some trace elements),

•                  Geologic descriptions,

•                  Structural data,

•                  Geotechnical data, and

•                  Check sample data;

•                  PCXPLOR databases (incomplete);

•                  Survey information;

•                  Geologic code definitions;

•                  Cross sections with drill data and some geologic interpretations;

•                  Geologic maps and drill hole maps;

•                  Site maps;

•                  Trench geologic maps with assays;

•                  Point load test results;

•                  Surface geochemical data;  and

•                  Topographic data.

In addition, MDA had access to photographs of core.

The initial database was missing data from about 85 holes, but Crystallex was able to obtain data from 75 of them, bringing the final database to within 10 holes of being complete. These missing data will not materially affect the results of this project, but will result in lowering the resource classification of some material due to lack of data. The missing holes are located at Mesones/Sofia, outside of the main resource areas. Most of the 75 holes obtained by Crystallex from CVG were missing copper data and all were missing geologic data. A description of the final database is given in Table 17.1.

Table 17.1 Descriptive Statistics of Database Used

Data	Number
Drill holes	1,174
Meters of drilling*	160,600
Gold assays	162,806
Copper assays	145,547
Copper CN Soluble assays	40,655
Silver assays	145,221
Trenches	108

*Includes trenches

The database received by MDA had up to three check assays for gold and sometimes one check assay for silver and copper. There is no record of what each check assay represents, such as core split, coarse reject, or pulp. Correlation between these duplicate samples is very good.

17.2                        Geologic Model

A boundary file was made around both the Potaso/Conductora/Cuatro Muertos and Mesones/Sofia areas (Figure 11.1), which coincided with the edges of the sections on which geologic modeling was done. All references in the remainder of Section 17 are with respect to these areas.

17.2.1              Gold

17.2.1.1  Conductora

QQ plots were made for the Conductora gold grades. Grade populations of 0.15 g Au/t, 1 g Au/t, 7 g Au/t, and 18 g Au/t were analyzed. Cross sections were made using color coding of the drill samples to match these cutoffs. After constructing and plotting these sections, and working with the data, it became apparent that the mineralization was widespread. Traces of gold (~0.1 g Au/t or 100 ppb) are found throughout the entire sequence of rocks.

Grade boundaries are gradational except at the highest cutoffs. Most of the gold mineralization behaves more like a porphyry deposit than a shear-hosted gold deposit. MDA raised the color coding cutoff to 0.2 g Au/t, well below economic cutoff but well within the gradational lower grade boundary. The next highest zone was over ~ 1 g Au/t. The highest grade zones are shear controlled and more often than not, these zones of over 7 g Au/t continue from hole to hole and section to section. In the core of the deposit, such a zone extends from the surface to the deepest holes, a distance of over 600 m. A typical cross section through the core of the deposit is shown in Figure 7.1. Table 17.2 lists the zones being modeled.

Table 17.2 Modeled Gold Zones at Conductora

Zone/Material	Description
8	Overburden
9	Dikes – Not modeled (given 0 grade; all below overburden)
21	Footwall low-grade zone (all below overburden)
31	Main low-grade zone (all below overburden)
41	Hanging wall low-grade zone (all below overburden)
22	Footwall high-grade zone (all below overburden)
32	Main high-grade zone (all below overburden)
42	Hanging wall high-grade zone (all below overburden)
99	Background outside mineralized units (all below overburden)

Gold grades did not materially change across contacts between material types of bedrock and saprolite. As such, the same gold zones described above were carried across the saprolite/bedrock contact. These gold zones were modeled with soft boundaries, in that downhole compositing was first done to six-meter intervals and then coded from the cross sectional zones. Later in the modeling process, the blocks that straddled the contacts were weight-averaged with percentages of each zone by grades from each zone, thereby maintaining the integrity of the zone and honoring gradational boundaries. The only hard boundary used in the geologic model for gold was the contact of the saprolite and overburden.

17.2.1.2   Mesones/Sofia

QQ plots were made for the Mesones/Sofia drill sample gold grades. Grade populations of 0.2 g Au/t, 1.0 g Au/t, 2.7 g Au/t, and 24 g Au/t were reviewed, but only the low-grade 0.2 g Au/t and the higher-grade zone, 1.0 g Au/t, were used in the final model. The same procedures and geologic parameters were used to model Mesones/Sofia as were used to model Conductora. There is less confidence in the Mesones/Sofia model due to more complex style of mineralization, abrupt changes in grade and geometry, poor understanding of mineralization, and the abrupt change in strike of mineralization compared to Conductora. Hard boundaries were required in this deposit because of the extreme high grades in the central cores. Gold grades seem to occur often as blebs at Mesones/Sofia. Local high-grade zones are found with sulfide clots and in shattered quartz zones. These pockets are presumed to have very short continuity, on the order of meters or less. A typical cross section through Mesones/Sofia is given in Figure 7.2 and a list of the modeled zones is given in Table 17.3.

Table 17.3 Modeled Gold Zones at Mesones/Sofia

Zone/Material	Description
8	Overburden
9	Dikes – Not modeled (given 0 grade; all below overburden)
31	Main low-grade zone (all below overburden)
32	Main high-grade zone (all below overburden)
99	Background outside mineralized units (all below overburden)

17.2.2       Copper

17.2.2.1   Conductora

The copper model is dominated by rock or material types that resulted from the weathering process. Syngenetic copper mineralization at Conductora is disseminated in low to moderate grades (1,300 ppm), with no well-defined grade boundaries. Weathering has modified copper distribution. Much of the copper has been leached from the oxide saprolite, though some pods of high copper and high soluble copper do exist. The copper that was leached was deposited in the mixed and oxide saprolite and is generally cyanide soluble.

As with the gold, copper in the overburden was modeled as a distinct unit. The oxide saprolite was modeled alone while the sulfide and mixed saprolite were modeled together. All material from the saprock and below was modeled together using mineral zones in approximate grade ranges of 0 to 20 ppm Cu, 20 to 2000 ppm Cu, 2000 to 9300 ppm Cu and above 9300 ppm. Table 17.4 gives a list of the material types that were modeled. Figure 7.1 shows the material zones.

Table 17.4 Modeled Copper Zones at Conductora

Zone/Material	Description
8	Overburden
9	Dikes – Not modeled (assigned 0 grade)
6	Oxide saprolite
4, 5	Mixed and sulfide saprolite high-grade zone
1, 2, 3	Background outside mineralized units

17.2.2.2 Mesones/Sofia

The general setting at Mesones/Sofia is similar to Conductora except the Mesones and Sofia deposits are:

•                  Smaller and have higher-grade centers;

•                  Dip more steeply than Conductora;

•                  Strike northwest as opposed to north-northeast at Conductora;

•                  Controls on the mineralization are poorly understood;

•                  Mineralized zones appear to follow the general foliation of about -65°, but continuity of the zones is much less consistent than Conductora; and

•                  Abrupt decreases in grades exist at both ends of the deposits along strike.

Between Sofia and Mesones, there is a large vertical post-mineral dike and throughout the deposits, post-mineral dikes cut the mineralization. These dikes replace mineralized rock with barren material. A list of modeled zones is given in Table 17.5 and the mineralized zones are shown in Figure 7.3.

Table 17.5 Modeled Copper Zones at Mesones/Sofia

Zone/Material	Description
8	Overburden
9	Dikes – Not modeled (assigned grade of 0 g Au/t; all below overburden)
6	Oxide saprolite
4, 5	Sulfide and mixed saprolite
61	Low-grade zone in carbonate-stable bedrock, carbonate-leached bedrock and saprock
62	High-grade zone in carbonate-stable bedrock, carbonate-leached bedrock and saprock
99	Outside the mineralized zones in carbonate-stable bedrock, carbonate-leached bedrock and saprock

17.2.3 Silver

17.2.3.1 Conductora

Silver occurs in low concentrations at Conductora and partly because of this the silver mineralization is poorly understood. It seems that the silver is finely disseminated throughout the deposit in very low concentrations of less than ~ 5 g Ag/t but there are some high grades scattered throughout the deposit apparently erratically and discontinuously. Table 17.6 shows the list of units used in modeling silver grades at Conductora. Some of the same material types that were used in modeling copper were also used to model silver.

Table 17.6 Modeled Silver Zones at Conductora

Zone/Material	Description
8	Overburden
9	Dikes – Not modeled (given 0 grade; (all below overburden)
1, 2, 3, 4, 5, 6	Background (all material below overburden)

17.2.3.2 Mesones/Sofia

Silver occurs similarly at Mesones/Sofia. Table 17.7 shows the list of units used in modeling silver. The same material types that were used in silver modeling were used for modeling copper grades.

Table 17.7 Modeled Silver Zones at Mesones/Sofia

Zone/Material	Description
8	Overburden
9	Dikes – Not modeled (given 0 grade; all below overburden)
1, 2, 3, 4, 5, 6	Background (all below overburden)

17.2.4 Specific Gravity

Specific gravity at Las Cristinas is dominantly controlled by weathering and is incorporated into the model with material type. This was discussed in Section 7 and is shown again here in Table 17.8. The bedrock essentially has similar density throughout, except for the dikes which have a lower density. Weathering processes have saprolitized the rocks and decreased their densities. As the depth increases, the density increases. The bedrock has been affected by groundwater leaching carbonate and leaving voids and vugs, thereby decreasing the overall specific gravity.

Table 17.8 Material Types used to Define Specific Gravity

Conductora

Material Type	SG
CBS Bedrock	2.79
CLB Bedrock	2.35
Saprock	1.92
Sulfide Saprolite	1.69
Mixed Saprolite	1.69
Oxide Saprolite	1.56
Overburden	1.63
Dike	1.93

Mesones/Sofia

Material Type	SG
CBS Bedrock	2.79
CLB Bedrock	2.39
Saprock	2.13
Sulfide Saprolite	1.89
Mixed Saprolite	1.64
Oxide Saprolite	1.68
Overburden	1.64
Dike	1.89

17.2.5              Metallurgical Model

The metallurgical model is the same as the material type model. The oxide saprolite is distinct from the units lying below it in that sulfides are rare and have been oxidized. In the oxide saprolite, total copper and cyanide soluble copper occur in low concentrations: ~600 ppm and ~40 ppm, respectively, at Conductora and ~300 and ~30 ppm at Mesones/Sofia. Below the oxide saprolite and above the saprock, the saprolite is unoxidized and/or mixed oxide and sulfide. Copper concentrations are much higher for both total copper and cyanide soluble copper: ~1,300 ppm and ~500 ppm, respectively, at Conductora and ~1,600 ppm and ~800 ppm at Mesones/Sofia. Saprock, carbonate-leached bedrock, and carbonate-stable bedrock are all considered similar from a metallurgical standpoint as those material types have undergone negligible changes with respect to weathering.

17.3                        Conductora Grade Model

Grade modeling was done by area, with separate models for the Potaso/Conductora/Cuatro Muertos (Conductora) area and Mesones/Sofia area. Different drill patterns in each area (Conductora at azimuth 90° and Mesones/Sofia at azimuth 45°) were designed apparently to drill perpendicular to different structural controls of mineralization. Both area models are in the same block model, but each was estimated from their respective drill hole files and all work was limited by bounding files which were contiguous but did not overlap (Figure 11.1).

17.3.1              Conductora - Assays

The assay database from which Conductora was modeled is described in Table 17.9. In the defined Conductora area, there are 664 holes, 78,253 samples with gold grades, and 76,887 samples with copper grades. There are 2,745 samples that were eliminated from the modeling database because they were from trench samples or because they were deemed “contaminated”. “Contaminated” samples were not used for obvious reasons, which are described more thoroughly in Section 11.2 “Contamination”. Trench samples were eliminated for three reasons: there is a positive bias compared to drill samples, surface hand sampling commonly introduces biases, and the variography results were distinctly different and difficult to model when trench data was combined with drill sample data.

Table 17.9 Descriptive Statistics of the Conductora Assay Database

(excluding trench data and deemed “contaminated” samples

	Valid N	Mean	Std.Dev.	CV	Min	Max	Units
Hole	664
From	78,518				0	599	m
To	78,518				0.1	600	m
Length	78,518	0.87			0.01	450	m
Au Avg. Capped	78,253	0.89	6.02	6.73	0.00	1296.50	g/t
Au Avg. Capped	78,253	0.85	1.55	1.83	0.00	41.00	g/t
Cu Avg.	77,117	930	1676	2	0	90800	ppm
Cu Avg. Capped	77,117	925	1551	2	0	29500	ppm
CNSCu	31,527	278	1031	4	1	48250	ppm
CNSCU Capped	31,527	270	915	3	1	15500	ppm
Cu-Ratio	77,210	7	7	1	0	110%
Ag Avg.	77,129	0.84	6.43	7.68	0.00	680.00	g/t
Ag Avg. Capped	77,129	0.75	2.34	3.12	0.00	130.00	g/t
Material	77,856				0	9
Zone	78,518				0	42
Area	78,518				1	1
Type	78,518				0	9
Core Recover	73,440	93	93	1.00	0.00	125%
Core RQD	44,608	75	76	1.01	0.00	102%

Capping limits were determined iteratively based upon QQ plot profiles of each metal in each respective zone, the affected “contained” metal content (i.e., grade times drilled length), and the resultant coefficient of variation (CV). The final capping limits are given in Table 17.10. The total metal content reduction caused by capping ranged from 0.2% for copper to 43% for silver. The extreme effect in the reduction of contained silver is justified by the fact that the silver high-grades have little to no continuity and are poorly understood.

Gold metal content reductions ranged from 2% to 10% for the overburden and outside the mineralized zones, respectively. The apparently extreme 10% reduction in metal content caused by capping in the areas outside defined mineralized zones is justified by the fact that there is no continuity of the higher grade, believed to be “pockets” or blebs, outside the mineralized zones. The low-grade and high-grade gold zone metal reductions caused by capping were 6% and 5%, respectively. Though continuity of the higher grades is, in most cases good, the rather loose, broad mineral zones at Conductora necessitated that capping be done.

Table 17.10 Capping Limits at Conductora

	Valid N	Mean	Std.Dev.	CV	Min	Max	Units
Gold
Zone	Overburden				Cap = 7.00
AUA	1,525	1.36	1.49	1.09	0.00	13.95	g/t
AUC	1,525	1.33	1.32	0.99	0.00	7.00	g/t
				Difference in metal		-2%
Zone	Low-Grade				Cap = 7.00
AUA	37,774	0.61	3.89	6.33	0.00	808.00	g/t
AUC	37,774	0.58	0.69	1.20	0.00	7.00	g/t
				Difference in metal		-6%
Zone	High-Grade				Cap = 41.00
AUA	20,824	1.97	10.21	5.20	0.00	1296.50	g/t
AUC	20,824	1.87	2.53	1.35	0.00	41.00	g/t
				Difference in metal		-5%
Zone	Outside zones				Cap = 7.00
AUA	16,764	0.25	2.26	8.92	0.00	392.00	g/t
AUC	16,764	0.23	0.49	2.13	0.00	7.00	g/t
				Difference in metal		-10%
Copper
Code	Overburden				Cap = 1900
CUA	1,514	263	316	1.20	0	2,800	ppm
CUC	1,514	261	299	1.15	0	1,900	ppm
				Difference in metal		-1.0%
Code	Saprolite Oxide				Cap = 7300
CUA	10,755	574	874	1.52	0	12,700	ppm
CUC	10,755	572	849	1.48	0	7,300	ppm
				Difference in metal		-0.4%
Code	Saprolite Sulfide/Mixed				Cap = 25000
CUA	11,677	1,742	2,860	1.64	0	90,800	ppm
CUC	11,677	1,720	2,504	1.46	0	25,000	ppm
				Difference in metal		-1.3%
Code	All Bedrock and Saprock				Cap = 22000
CUA	46,525	870	1,341	1.54	0	68,400	ppm
CUC	46,525	868	1,287	1.48	0	22,000	ppm
				Difference in metal		-0.2%
Silver
Type	Overburden				Cap = 26
AGA	1,516	3.55	25.46	7.18	0.0	601	g/t
AGC	1,516	2.03	4.91	2.42	0.0	26	g/t
				Difference in metal		-43%
Type	All but overburden				Cap = 130
AGA	616,992	0.82	6.03	7.35	0.0	680	g/t
AGC	616,992	0.75	2.35	3.15	0.0	130	g/t
				Difference in metal		-9%

17.3.2 Conductora - Composites

Gold:  After capping, the gold assay sample intervals were composited to six-meter lengths. The gold grades were downhole composited using geologic restrictions for some material types. Honored material types were overburden (material type 8) and dikes (material type 9) because there is a discontinuity between both of these and the gold mineralization and both post-date mineralization; only the dike is barren. After compositing and excluding the overburden and dike, the six-meter composites were coded from the cross sectional gold zone interpretations. This set of composites was used for modeling gold and core recovery while storing distances, number of samples, and number of drill holes.

Copper, copper solubility and silver by material type: After capping, the copper assay sample intervals were composited to six-meter lengths. All the material types were honored during compositing. These composites were used for estimating copper, copper solubility, and silver. After compositing, the composites were back-coded from the model with the relative elevation from the top of the mixed or sulfide saprolite unit. This relative elevation was used as a reference for a sample’s distance above or below the oxide-sulfide contact in modeling copper and copper solubility ratios in the saprolite units. Descriptive statistics of the composite samples files all showed reasonably well-behaved data and for those data sets that were not, estimation routines were changed to account for high-variance data sets, which did not occur in the gold data.

17.3.3 Conductora – Geostatistics and Estimation

MDA calculated numerous variograms and correlograms at varying lags, cutoffs, azimuths and dips, and with separate and combined zones. In the end, variogram models were chosen that were parallel to the mineralization-controlling geologic fabric, namely 15° strike azimuth, 285° dip azimuth and dip of -35°. The variograms were calculated on composites of gold, copper, CNSCu to total Cu ratio, and silver. Silver has a small (~1%) population of very high-grade samples with apparently no continuity and consequently, the silver variograms portray the low-grade “disseminated” style of mineralization, which was modeled differently from the high-grade spikes.

All metal grades were estimated by ordinary kriging. The estimation parameters are given in Table 17.11. Multiple overwriting estimation passes were done for gold to compensate for over-smoothing in a single pass. This was not necessary for either copper or silver; however, the CN soluble ratio yielded an oversmoothed model compared to the actual grades. The ratio of CNSCu to total copper in each block was estimated from the ratio in the drill composites. This method was chosen because CNSCu data was incomplete and estimating the ratio gave the ability to use estimation parameters pertinent to cyanide solubility since the ratio is rock and grade dependent.

As described in the Geologic Model Section 17.2, gold distribution has not been materially affected by the weathering process except in overburden, where there are alluvial concentrations and man-made modifications to gold distributions. Included in the overburden are tailings and reworked material. As this unit is a catch-all term for all surficial material, no Measured resources were defined in this unit. As a result, gold was modeled in domains that crossed the bedrock and saprolite contacts, but never the overburden contact.

Copper distributions were materially affected by the weathering process. The overburden was treated as its own unit for the same reasons it was for gold estimation. Copper has been leached from the oxide saprolite, though some local areas of high copper do occur rarely. These remnant pods of CNSCu required that a locally accurate estimate of the cyanide soluble copper be done. The copper leached from the oxide saprolite was deposited at and below the mixed/sulfide and oxide saprolite contact. Little redistribution of copper occurred in the saprock, CLB and CSB bedrock. Consequently, both CNSCu and total copper estimation were restricted to:

•    oxide saprolite,

•    combined mixed and sulfide saprolite, and

•    combined saprock, CLB and CSB bedrock.

Table 17.11 Conductora Estimation Parameter

Material/Zone	Directions Rotations	Search (Meters)	No. Smpls Min;Max;Max/hole	C0	C1	R1	C2	R2	C3	R3	Restrictions (g Au/t;m)	Comps Used (zone or code)	Blocks Estimated	Weighting	Elev.	File Name
CONDUCTORA
Gold
Low-Grade: Pass 1	15o/0o/35[o]	200;200;50	2;12;2	0.413	0.423	5;15;15	0.16	216;112;112	NA	NA	NA	Zone-21;31;41	1;4;5;7	length	real	Cga
Low-Grade: Pass 2	15o/0o/35[o]	50;50;20	2;10;2	0.413	0.423	5;15;15	0.16	216;112;112	NA	NA	NA	Zone-21;31;41	1;4;5;7	length	real	Cgb
High-Grade: Pass 2	15o/0o/35[o]	100;100;50	2;10;2	0.478	0.409	37;16;11	0.11	119;119;56	NA	NA	NA	Zone-22;32;42	2;4;6;7	length	real	Cgc
High-Grade: Pass 2	15o/0o/35[o]	50;50;20	2;10;2	0.478	0.409	37;16;11	0.11	119;119;56	NA	NA	NA	Zone-22;32;42	2;4;6;7	length	real	Cgd
Outside Zones	15o/0o/35[o]	100;100;50	2;12;3	0.53	0.19	21;51;5	0.28	51;169;169	NA	NA	2;8	Zone-99	all	length	real	Cg9
Overburden	0o/0o/0[o]	100;100;50	1;10;1	0.31	0.69	350;350;350	NA	NA	NA	NA	NA	Type-8	3;5;6;7	length	real	Cg8

Silver
Overburden	0o/0o/0[o]	100;100;50	1;12;2	0.13	0.87	46;46;46	NA	NA	NA	NA	NA	Type-8	8	length	real	Cs8
All-but-Overburden	15o/0o/35[o]	200;200;50	2;12;3	0.21	0.30	5;5;16	0.14	7;7;80	NA	NA	3;20	Type: 1-6	All	length	real	Csa

Copper
Overburden	15[o];0[o];0[o]	100;100;5	1;10;1	0.15	0.85	183;183;183	NA	NA	NA	NA	NA	Type 8	Type 8	length	real	Cc8
Oxide Saprolite	15[o];0[o];0[o]	100;100;5	1;10;2	0.40	0.25	56;56;20	0.353	294;486;50	NA	NA	NA	Type 6	Type 6	length	relative*	Cc6
Sulfide/Mixed Saprolite	15[o];0[o];0[o]	100;100;5	1;10;2	0.33	0.37	89;25;46	0.295	359;150;79	NA	NA	NA	Types 4,5	Type 4,5	length	relative*	Cc4
Bedrock/Saprock	15o/0o/35[o]	200;200;50	2;12;3	0.20	0.26	34;32;8	0.21	67;81;21	0.30	335;312;141	NA	Type 1-3	Type 1-3	length	real	Cc1

Ratio
Overburden: Pass 1	15[o];0[o];0[o]	300;300;50	1;10;2	0.30	0.26	97;97;20	0.44	515;515;50	NA	NA	NA	Type 8	Type 8	length	real	Cr8
Overburden: Pass 2	0o/0o/0[o]	50;50;25	1;8;2	0.30	0.26	97;97;20	0.44	515;515;50	NA	NA	NA	Type 8	Type 8	length	real	Cra
Overburden: Pass 3	0o/0o/0[o]	20;20;15	1;8;2	0.30	0.26	97;97;20	0.44	515;515;50	NA	NA	NA	Type 8	Type 8	length	real	Cre
Oxide Saprolite	15o/0o/0[o]	300;300;50	1;10;2	0.563	0.252	98;98;20	0.19	247;174;50	NA	NA	NA	Type 6	Type 6	length	relative*	Cr6
Oxide Saprolite	15o/0o/0[o]	50;50;25	1;8;2	0.563	0.252	98;98;20	0.19	247;174;50	NA	NA	NA	Type 6	Type 6	length	relative*	Crb
Oxide Saprolite	15o/0o/0[o]	20;20;15	1;8;2	0.563	0.252	98;98;20	0.19	247;174;50	NA	NA	NA	Type 6	Type 6	length	relative*	Crf
Sulfide/Mixed Saprolite	15o/0o/0[o]	300;300;50	1;10;2	0.094	0.495	25;25;20	0.41	329;223;40	NA	NA	NA	Type 4, 5	Type 4, 5	length	relative*	Cr4
Sulfide/Mixed Saprolite	15o/0o/0[o]	50;50;20	1;8;2	0.094	0.495	25;25;20	0.41	329;223;40	NA	NA	NA	Type 4, 5	Type 4, 5	length	relative*	Crc
Sulfide/Mixed Saprolite	15o/0o/0[o]	20;20;15	1;8;2	0.094	0.495	25;25;20	0.41	329;223;40	NA	NA	NA	Type 4, 5	Type 4, 5	length	relative*	Crg
Bedrock/Saprock	15o/0o/0[o]	300;300;70	1;12;2	0.25	0.55	63;63;20	0.20	303;256;63	NA	NA	NA	Type 1, 2, 3	Type 1, 2, 3	length	real	Crd
Bedrock/Saprock	15o/0o/0[o]	50;50;20	1;8;2	0.25	0.55	63;63;20	0.20	303;256;63	NA	NA	NA	Type 1, 2, 3	Type 1, 2, 3	length	real	Crh
Bedrock/Saprock	15o/0o/0[o]	20;20;15	1;8;2	0.25	0.55	63;63;20	0.20	303;256;63	NA	NA	NA	Type 1, 2, 3	Type 1, 2, 3	length	real	Crh

NOTES

Core Recovery	This is estimated at the same time as the gold and with the same parameters so that all gold grades have an estimated recovery from the same samples as used in the estimate and the same weighting relative* is with respect to the top of the oxide/mixed or oxide/sulfide saprolite contact

Copper distributions were materially affected by the weathering process. The overburden was treated as its own unit for the same reasons as it was for gold estimation.  Copper has been leached from the oxide saprolite, though some local areas of high copper do occur rarely.  These remnant pods of cyanide soluble copper required that a locally accurate estimate of the cyanide soluble copper be done.  The copper leached from the oxide saprolite was deposited at and below the mixed/sulfide and oxide saprolite contact. Little redistribution of copper occurred in the saprock, CLB and CSB bedrock. Consequently, both CNSCu and total copper estimation were restricted to:

•                  oxide saprolite,

•                  combined mixed and sulfide saprolite, and

•                  combined saprock, CLB and CSB bedrock.

Very little differences were noted between the material types for silver grades.  Throughout the sequence of material types, the silver is low-grade but with erratic spotty high-grades, often occurring as single assay spikes.  The silver was modeled in the overburden as one unit and all the other units combined as the second.

17.4 Conductora Resources

MDA classified the resource in order of increasing geological confidence, into Inferred, Indicated and Measured categories according to the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) – Definitions adopted by CIM Council August 20, 2000. A mineral resource, also using CIM definitions is defined “as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.” Specifically, the terms are defined below:

Inferred Mineral Resource

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated Mineral Resource

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured Mineral Resource

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

MDA classified the resource by a combination of distance to the nearest sample, the number of samples used to estimate a block, and the number of drill holes used to estimate a block.  As gold is the dominant metal from a value standpoint, all blocks were classified based on a modified distance calculated during gold estimation (Table 17.12).  The ranges used for resource classification were chosen based on an average of the directional gold variogram ranges.

Table 17.12 Criteria for Classification of Resources

Class	Distance*	Min. No. of Samples	Min. No. Drill Holes
Measured**	0 to 10 m	2	1
Measured**	10 to 15 m	2	2
Indicated	10 to 15 m	1	1
Indicated	15 to 60 m	2	1
Inferred	60 to 110 m	1	1

* See text for explanation

** There are no Measured resources in overburden

MDA modified the distances used for classification by the percent core recovery.  It was shown in earlier analyses that core recovery affects gold and copper grades and introduces a bias in the saprolite. The lower recovery decreases confidence in the results and therefore is introduced into the definition of Measured and Indicated. MDA modified the distance between the closest sample and the model block by the following relationship:

•                  Estimated core recovery between 80% and 100%, no factor;

•                  Estimated core recovery between 60% and 80%, distance multiplied by 1.1; and

•                  Estimated core recovery below 60%, distance multiplied by 1.2.

The modified distance was used for the classification scheme given in Table 17.12.  Essentially, blocks estimated with grades from lower core recovery need to be closer to a drill hole to be classified the same as those blocks with higher core recovery.

The classification and the estimation described above resulted in a Measured, Indicated and Inferred resource at Conductora. Measured and Indicated resources are broken out in Table 17.13, while the total Measured and Indicated and the Inferred resources are given in Table 17.14.  This does not represent the entire body of mineralization at Conductora, but does represent the most prolific of the resources and best understood and defined. The deposit is open ended at depth but is bounded, at the south by a property boundary and the north by Mesones/Sofia.

Table 17.13 Conductora Measured and Indicated Resources

(Including Reserves*)

Conductora Measured

Cutoff	Tonnes	Gold	Gold
(g Au/t)		(g/t)	Ounces
0.2	73,072,000	0.92	2,150,000
0.4	56,809,000	1.10	2,000,000
0.5	48,333,000	1.21	1,879,000
0.6	40,647,000	1.34	1,745,000
0.7	34,636,000	1.46	1,620,000
0.8	29,943,000	1.57	1,509,000
0.9	26,385,000	1.67	1,412,000
1.0	23,531,000	1.75	1,325,000
1.5	13,432,000	2.14	925,000
2.0	6,145,000	2.64	520,800
2.5	2,711,000	3.17	275,800
3.0	1,183,000	3.75	143,000
3.5	556,000	4.36	78,000
4.0	291,000	4.96	46,000
5.0	106,000	6.00	20,000

Conductora Indicated

Cutoff	Tonnes	Gold	Gold
(g Au/t)		(g/t)	Ounces
0.2	675,800,000	0.71	15,448,000
0.4	432,886,000	0.95	13,250,000
0.5	343,588,000	1.09	11,986,000
0.6	278,553,000	1.21	10,845,000
0.7	225,042,000	1.35	9,739,000
0.8	184,904,000	1.48	8,780,000
0.9	154,960,000	1.60	7,971,000
1.0	132,455,000	1.71	7,291,000
1.5	64,512,000	2.23	4,623,200
2.0	30,330,000	2.81	2,741,100
2.5	13,605,000	3.56	1,555,400
3.0	7,595,000	4.23	1,032,000
3.5	4,732,000	4.85	737,000
4.0	3,079,000	5.47	541,000
5.0	1,761,000	6.19	350,000

*Note: Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Table 17.14 Conductora Total Resources

(Including Reserves*)

Conductora Measured and Indicated

Cutoff	Tonnes	Gold	Gold
(g Au/t)		(g/t)	Ounces
0.2	748,872,000	0.73	17,598,000
0.4	489,695,000	0.97	15,250,000
0.5	391,921,000	1.10	13,864,000
0.6	319,200,000	1.23	12,590,000
0.7	259,678,000	1.36	11,359,000
0.8	214,848,000	1.49	10,289,000
0.9	181,345,000	1.61	9,384,000
1.0	155,986,000	1.72	8,616,000
1.5	77,944,000	2.21	5,548,200
2.0	36,476,000	2.78	3,261,900
2.5	16,316,000	3.49	1,831,300
3.0	8,778,000	4.16	1,175,000
3.5	5,288,000	4.79	815,000
4.0	3,370,000	5.42	587,000
5.0	1,866,000	6.18	371,000

Conductora Inferred

Cutoff	Tonnes	Gold	Gold
(g Au/t)		(g/t)	Ounces
0.2	394,867,000	0.62	7,858,000
0.4	250,668,000	0.81	6,536,000
0.5	187,382,000	0.94	5,633,000
0.6	132,899,000	1.10	4,683,000
0.7	92,303,000	1.30	3,846,000
0.8	68,028,000	1.49	3,268,000
0.9	54,365,000	1.66	2,900,000
1.0	46,948,000	1.77	2,675,000
1.5	24,306,000	2.28	1,779,400
2.0	11,885,000	2.88	1,098,600
2.5	5,094,000	3.77	617,200
3.0	3,380,000	4.31	468,000
3.5	2,490,000	4.70	376,000
4.0	1,823,000	5.06	296,000
5.0	853,000	5.75	158,000

*Note: Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

17.5        Mesones/Sofia Grade Model

17.5.1     Mesones/Sofia - Assays

The Mesones/Sofia assay database used for modeling is described in Table 17.15.  There are 230 holes, 38,275 samples with gold grades, and 30,253 samples with copper grades in the defined Mesones/Sofia area. There are no “contaminated” samples or trench samples in the Mesones/Sofia database.

Capping limits were assessed considering:

•                  The context of modeled zones, material types,

•                  Grade distribution plot profiles of each metal,

•                  The affected “contained” metal content,

•                  The geology, and

•                  The resulting coefficient of variation (CV).

The final capping limits are given in Table 17.16.  The “contained” metal was reduced between 3% and 7% for the gold by capping, depending on the zone. Copper capping levels were negligible on the “contained” amount of metal, but the mixed/sulfide saprolite still has a high CV; however, this is a manifestation of the style of mineralization, which is a combination of primary and supergene and has some locally enriched areas.  Silver CVs are very high, just as in Conductora; this is a manifestation of the style of mineralization which is typified by small isolated “blebs” or “spikes” of very high-grade silver.

Table 17.15 Descriptive Statistics of the Mesones/Sofia Assay Database

	Valid N	Mean	Std.Dev.	CV	Min	Max	Units
Hole	230
From	39,528				0	381	m
To	39,528				0.1	382	m
Length	39,528	0.86			0.01	198	m
AuA	38,275	0.81	2.75	3.39	0.00	370.00	g/t
AuC	38,275	0.78	1.73	2.23	0.00	33.00	g/t
CuA	30,253	2,363	4,370	2	0.00	174,300	ppm
CuC	30,253	2,355	4,252	2	0.00	55,000	ppm
CuCNA	10,869	808	2,863	4	0.00	79,500	ppm
CuCNC	10,869	808	2,863	4	0	79500	ppm
Cu-Ratio	10,867	32	33	1.04	0	100	ppm
AgA	29,770	0.90	8.22	9.15	0.00	620.00	g/t
AgC	29,770	0.76	2.12	2.80	0.00	50.00	g/t
Material	31,099				0	9
Zone	39,375				8	99
Code	39,375				61	99
Area	39,528				2	2
Type	39,375				1	9
Core Recover	30,622	94	94	1.00	0.00	102%
Core RQD	16,933	72	73	1.01	0.00	102%
Use	39,138				1	2
Drill hole/Trench	39,528				1	1

Table 17.16 Capping Limits at Mesones/Sofia

	Valid N	Mean	Std.Dev.	CV	Min	Max	Units
Gold
Zone	Overburden				Cap = 5.00
AUA	865	0.83	1.30	1.57	0.01	13.00	g/t
AUC	865	0.78	1.04	1.33	0.01	5.00	g/t
				Difference in metal		-6%
Zone	Low-Grade				Cap = 13.00
AUA	23,157	0.49	1.28	2.61	0.00	99.25	g/t
AUC	23,157	0.47	0.73	1.53	0.00	13.00	g/t
				Difference in metal		-3%
Zone	High-Grade				Cap = 33.00
AUA	7,935	2.23	5.39	2.42	0.01	370.00	g/t
AUC	7,935	2.12	3.24	1.53	0.01	33.00	g/t
				Difference in metal		-5%
Zone	Outside zones				Cap = 4.00
AUA	5,573	0.21	0.74	3.52	0.00	42.80	g/t
AUC	5,573	0.20	0.32	1.65	0.00	4.00	g/t
				Difference in metal		-7%
Copper
Code	Overburden				Cap = 1400
CUA	613	182	236	1.30	9	3,980	g/t
CUC	613	178	202	1.14	9	1,400	g/t
				Difference in metal		-2.1%
Code	Saprolite Oxide				Cap = 5000
CUA	3,131	300	410	1.37	0	9,610	g/t
CUC	3,131	298	373	1.25	0	5,000	g/t
				Difference in metal		-0.7%
Code	Saprolite Sulfide/Mixed				Cap = 55000
CUA	5,319	2,602	5,276	2.03	4	174,300	g/t
CUC	5,319	2,578	4,867	1.89	4	55,000	g/t
				Difference in metal		-0.9%
Code	Low-grade				Cap = 25000
CUA	7,682	3,346	3,215	0.96	0	59,600	g/t
CUC	7,682	3,337	3,129	0.94	0	25,000	g/t
				Difference in metal		-0.3%
Code	High-grade				Cap = 55000
CUA	2,177	10,480	7,780	0.74	7	82,700	g/t
CUC	2,177	10,463	7,659	0.73	7	55,000	g/t
				Difference in metal		-0.2%
Code	All Bedrock and Saprock outside				Cap = 32490
CUA	9,125	803	1,321	1.65	1	32,490	g/t
CUC	9,125	803	1,321	1.65	1	32,490	g/t
				Difference in metal		0.0%
Silver
Type	Overburden				Cap = 6
AGA	604	1	4	2.74	0	58	g/t
AGC	604	1	2	1.58	0	6	g/t
				Difference in metal		-30.6%
Type	All but overburden				Cap = 50
AGA	26,363	1	8	9.03	0	620	g/t
AGC	26,363	1	2	2.68	0	50	g/t
				Difference in metal		-14.3%

17.5.2     Mesones/Sofia - Composites

The same logic and methodology was used in compositing at Mesones/Sofia as at Conductora.

Gold by zone:  After capping, the gold assay sample intervals were composited to six-meter lengths. The gold grades were downhole composited using geologic restrictions for some material types. Pertinent material types were overburden (material type 8) and dikes (material type 9) because there is a discontinuity between both of these and the syngenetic gold mineralization.  Both post-date mineralization and while the dike is barren, the overburden has remobilized, dispersed, and/or concentrated gold. Sample data from dikes and overburden were excluded from compositing.  After compositing, the 6-m composites were coded from the cross sectional gold zone interpretations.  This effectively smoothed out and “softened” the hard boundaries.  The impact of the hard boundary is further reduced later by averaging the grades of the different zones within a block into a “diluted average gold grade”. This set of composites was used for modeling gold and core recovery and for calculating distances, number of samples, and number of drill holes.

Copper, copper solubility and silver by material type: After capping, the copper assay sample intervals were composited to 6-m lengths.  Material types were used to control downhole compositing.  These composites were not recoded on section as the gold composites were. After compositing, the composites were back coded from the model with the relative elevation of the top of the mixed or sulfide saprolite unit. This relative elevation was used in modeling copper and copper solubility ratios in the saprolite units.

17.5.3     Mesones/Sofia – Geostatistics and Estimation

MDA calculated variograms and correlograms at varying lags, cutoffs, azimuths and dips, and with separate and combined zones for Mesones/Sofia. Variograms parallel to the dominant mineralization-controlling geologic fabric were used, namely 315° azimuth with a dip azimuth of 225° and dip of -65°. The variograms were calculated on composites of gold, copper, CN soluble ratio, and silver.  No grade restrictions were used in variogram calculations for any of the metals except silver.  Silver has a small (~1%) population of very high-grade samples with no continuity.  Consequently, the silver variograms portray the low-grade “disseminated” style of mineralization, which was modeled differently from the high-grade spikes.

Ordinary kriging was used for all estimates.  The estimation parameters are given in Table 17.17. Multiple passes were done for gold and the CN soluble ratio to compensate for over-smoothing in the single pass. Estimation of CNSCu was done using the CNSCu to total Cu ratios.

As at Conductora, gold distribution has not been materially affected by weathering processes, except in the alluvium. Consequently, gold was modeled in gold domains that crossed the bedrock and saprolite contacts, but stopped at the overburden contact.

Table 17.17 Mesones/Sofia Estimation Parameters

Material/Zone	Directions Rotations	Search (Meters)	No. Smpls Min;Max;Max/hole	C0	C1	R1	C2	R2	C3	R3	Restrictions (g Au/t;m)	Comps Used (zone or code)	Blocks Estimated	Weighting	Elev.	File Name
MESONES
Gold
Low-Grade	315o/0o/65[o]	100;100;100	2;10;2	0.56	0.26	26;7;17	0.18	67;83;62	NA	NA	NA	Zone 31	1;4;5;7	length	real	Cga
High-Grade	315o/0o/65[o]	100;100;100	2;10;2	0.43	0.48	25;25;21	0.09	47;119;119	NA	NA	25;50	Zone 32	2;4;6;7	length	real	Cgb
Outside Zones	315o/0o/65[o]	100;100;100	2;10;2	0.3	0.34	35;35;35	0.36	384;384;384	NA	NA	2;20	Zone-99	all	length	real	Mg9
Overburden	315o/0o/0[o]	100;100;50	1;6;2	0.31	0.02	80;80;40	0.60	490;490;123	NA	NA	2;20	Type-8	3;5;6;7	length	real	Mg8

Silver
Overburden	0o/0o/0[o]	100;100;20	1;10;2	0.51	0.49	28;28;28	NA	NA	NA	NA	NA	Type 8	Type 8	length	real	Ms8
All-but-Overburden	315o/0o/65[o]	100;100;100	2;10;2	0.24	0.31	5;20;20	0.26	33;60;54	0.19	131;134;184	4;20	Types 1-6	All	length	real	Msa

Copper
Overburden	15[o];0[o];0[o]	100;100;5	1;10;2	0.03	0.97	28;28;10	NA	NA	NA	NA	NA	Type 8	Type 8	length	real	Mc8
Oxide Saprolite	315[o];0[o];0[o]	80;80;40	1;10;2	0.15	0.25	23;23;11	0.6	114;114;57	NA	NA	NA	Type 6	Type 6	length	relative*	Mc6
Sulfide/Mixed Saprolite	315o/0o/0[o]	100;100;5	1;10;2	0.03	0.97	100;100;50	NA	NA	NA	NA	22,000;40	Types 4,5	Type 4,5	length	relative*	Mc4,v
Low-grade	315o/0o/65[o]	80;80;60	1;10;2	0.33	0.43	8;6;6	0.24	63;96;19	NA	NA	NA	Codes 61	Types 1-3	length	real	Mcm,n,o
High-grade	315o/0o/65[o]	80;80;60	2;10;2	0.72	0.28	110;110;110	NA	NA	NA	NA	NA	Codes 62	Types 1-3	length	real	Mcp,q,r
Outside zones in bdrk	315o/0o/65[o]	80;80;60	2;10;2	0.49	0.25	15;15;15	0.26	140;114;114	NA	NA	8,000;50	Code 99	Types 1-3	length	real	Mcs,t,u

Ratio
Overburden: Pass 1	15[o];0[o];0[o]	100;100;40	1;10;2	0.02	0.98	16;16;8	NA	NA	NA	NA	NA	Type 8	Type 8	length	real	Mr8
Overburden: Pass 2	15[o];0[o];0[o]	15;15;10	1;10;2	0.02	0.981	16;16;8	NA	NA	NA	NA	NA	Type 8	Type 8	length	real	Mra
Oxide Saprolite	315o/0o/0[o]	100;100;50	1;10;2	0.24	0.56	21;21;10	0.2	83;83;41	NA	NA	NA	Type 6	Type 6	length	relative*	Mr6
Oxide Saprolite	315o/0o/0[o]	25;25;13	1;10;2	0.24	0.56	21;21;10	0.20	83;83;41	NA	NA	NA	Type 6	Type 6	length	relative*	Mrc
Sulfide/Mixed Saprolite	315o/0o/0[o]	200;20050	1;10;2	0.24	0.37	48;48;24	0.39	232;232;116	NA	NA	NA	Type 4, 5	Type 4, 5	length	relative*	Mr4
Sulfide/Mixed Saprolite	315o/0o/0[o]	50;50;12	1;10;2	0.24	0.37	48;48;24	0.39	232;232;116	NA	NA	NA	Type 4, 5	Type 4, 5	length	relative*	Mrc
Bedrock/Saprock	315o/0o/0[o]	200;200;100	1;12;2	0.17	0.26	16;16;8	0.57	207;207;54	NA	NA	NA	Type 1, 2, 3	Type 1, 2, 3	length	real	Mr1
Bedrock/ Saprock	315o/0o/0[o]	50;50;25	1;12;2	0.17	0.26	16;16;8	0.57	207;207;54	NA	NA	NA	Type 1, 2, 3	Type 1, 2, 3	length	real	Mrd

NOTES

Core Recovery	This is estimated at the same time as the gold and with the same parameters so that all gold grades have an estimated recovery from the same samples as used in the estimate and the same weighting
Relative* is with respect to the top of the oxide/mixed or oxide/sulfide saprolite contact

Copper distributions were materially affected by the weathering process and transportation of surficial material.  Overburden is a distinct unit for copper, as it is for gold and silver.  Copper has been leached from the oxide saprolite, but has local areas of incomplete leaching and remnant copper, often soluble. The copper leached from the oxide saprolite was transported down to and deposited at and below the mixed/sulfide and oxide saprolite contact.  Both CNSCu and total copper estimation were restricted to oxide saprolite, combined mixed and sulfide saprolite, CLB and CSB bedrock, and combined saprock. Silver was modeled in a similar fashion to Conductora, with the overburden treated as one unit, and all the other units combined for the second.

17.6 Mesones Resources

MDA classified the resource by a combination of the distance to the nearest sample, the number of samples, and number of holes used to estimate gold.  Classification criteria are given in Table 17.18. The classification and the estimation described above resulted in a Measured, Indicated and Inferred resource at Mesones/Sofia, which are presented in Tables 17.19 and 17.20.  The same distance modifications based on core recovery were used in Mesones/Sofia as in Conductora.

Table 17.18 Parameters for Classification of Resources – Mesones/Sofia

Class	Distance*	Min. No. of Samples	Min. No. Drill Holes
Measured	0 to 7 m	2	1
Measured	7 to 10 m	2	2
Indicated	7 to 10 m	2	1
Indicated	10 to 40 m	2	1
Inferred	41 to 80 m	1	1

* See text for explanation

** There are no Measured resources in overburden

Table 17.19 Mesones/Sofia Measured and Indicated Resources

(Including Reserves*)

Mesones/Sofia Measured

Cutoff	Tonnes	Gold	Gold
(g Au/t)		(g/t)	Ounces
0.2	17,153,000	0.82	452,000
0.4	12,088,000	1.03	402,000
0.5	9,405,000	1.20	364,000
0.6	7,610,000	1.36	332,000
0.7	6,322,000	1.50	306,000
0.8	5,417,000	1.63	284,000
0.9	4,749,000	1.74	266,000
1.0	4,232,000	1.84	250,000
1.5	2,194,000	2.42	170,300
2.0	1,224,000	2.96	116,400
2.5	701,000	3.51	79,000
3.0	446,000	3.95	57,000
3.5	285,000	4.36	40,000
4.0	177,000	4.73	27,000
5.0	51,000	5.58	9,000

Mesones /Sofia Indicated

Cutoff	Tonnes	Gold	Gold
(g Au/t)		(g/t)	Ounces
0.2	96,654,000	0.56	1,750,000
0.4	55,863,000	0.76	1,358,000
0.5	37,605,000	0.91	1,099,000
0.6	27,361,000	1.05	919,000
0.7	19,709,000	1.20	762,000
0.8	14,757,000	1.36	643,000
0.9	11,366,000	1.51	552,000
1.0	9,249,000	1.64	488,000
1.5	4,093,000	2.20	289,400
2.0	1,992,000	2.70	173,200
2.5	958,000	3.24	99,900
3.0	514,000	3.69	61,000
3.5	282,000	4.08	37,000
4.0	123,000	4.54	18,000
5.0	24,000	5.29	4,000

*Note: Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Table 17.20 Mesones/Sofia Total Resources

(Including Reserves*)

Mesones/Sofia Measured and Indicated

Cutoff	Tonnes	Gold	Gold
(g Au/t)		(g/t)	Ounces
0.2	113,808,000	0.60	2,202,000
0.4	67,951,000	0.81	1,760,000
0.5	47,010,000	0.97	1,463,000
0.6	34,971,000	1.11	1,252,000
0.7	26,031,000	1.28	1,067,000
0.8	20,174,000	1.43	928,000
0.9	16,114,000	1.58	818,000
1.0	13,481,000	1.70	738,000
1.5	6,287,000	2.27	459,700
2.0	3,217,000	2.80	289,600
2.5	1,660,000	3.35	178,900
3.0	960,000	3.81	118,000
3.5	567,000	4.22	77,000
4.0	300,000	4.65	45,000
5.0	75,000	5.49	13,000

Mesones/Sofia Inferred

Cutoff	Tonnes	Gold	Gold
(g Au/t)		(g/t)	Ounces
0.2	76,818,000	0.42	1,037,000
0.4	37,229,000	0.56	669,000
0.5	20,507,000	0.65	431,000
0.6	12,100,000	0.73	283,000
0.7	5,370,000	0.85	146,000
0.8	2,856,000	0.94	86,000
0.9	1,559,000	1.02	51,000
1.0	778,000	1.10	28,000
1.5	5,000	1.79	300
2.0	2,000	2.04	100
2.5	—	—	—
3.0	—	—	—
3.5	—	—	—
4.0	—	—	—
5.0	—	—	—

*Note: Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

17.7 Total Resources

Combined resources are given in Table 17.21.

Table 17.21 Total Estimated Resources at Conductora and Mesones/Sofia

(Including Reserves*)

CO & M/S Measured and Indicated

Cutoff	Tonnes	Gold	Gold
(g Au/t)		(g/t)	Ounces
0.2	862,680,000	0.71	19,800,000
0.4	557,646,000	0.95	17,010,000
0.5	438,931,000	1.09	15,327,000
0.6	354,171,000	1.22	13,842,000
0.7	285,709,000	1.35	12,426,000
0.8	235,022,000	1.48	11,217,000
0.9	197,459,000	1.61	10,202,000
1.0	169,467,000	1.72	9,354,000
1.5	84,231,000	2.22	6,007,900
2.0	39,693,000	4.26	5,434,300
2.5	17,976,000	3.48	2,010,200
3.0	9,738,000	4.13	1,293,000
3.5	5,855,000	4.74	892,000
4.0	3,670,000	5.36	632,000
5.0	1,941,000	6.15	384,000

Conductora and Mesones/Sofia Inferred

Cutoff	Tonnes	Gold	Gold
(g Au/t)		(g/t)	Ounces
0.2	471,685,000	0.59	8,895,000
0.4	287,897,000	0.78	7,205,000
0.5	207,889,000	0.91	6,064,000
0.6	144,999,000	1.07	4,966,000
0.7	97,673,000	1.27	3,992,000
0.8	70,884,000	1.47	3,354,000
0.9	55,924,000	1.64	2,951,000
1.0	47,726,000	1.76	2,703,000
1.5	24,311,000	2.28	1,779,700
2.0	11,887,000	4.16	1,591,600
2.5	5,094,000	3.77	617,200
3.0	3,380,000	4.31	468,000
3.5	2,490,000	4.70	376,000
4.0	1,823,000	5.05	296,000
5.0	853,000	5.76	158,000

*Note: Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

17.8           Other Resources

The principal resource outside of Conductora and Mesones/Sofia lies in the Cordova area.  Resources in this area have not yet been estimated.  The area is poorly understood geologically, there are some apparent problems with silver assays, and the mineralization is not continuous.  Other resources exist in the Cristinas concession area, but they are less well-defined and are considered to be more at the exploration target level.  These latter areas will require geologic and data compilation prior to any estimation, but they do represent areas deserving of work.

17.9           Resource Validation

17.9.1        Conductora

Resource validation was done in four ways: volume checks on the zones; polygonal (nearest neighbor) estimate checks; comparisons of assay, composite, and block grades; and a comparison with historic estimates.  In all cases the estimates were similar.

17.9.1.1     Comparison to Placer Dome Estimates

MDA compared this resource estimate with that of Placer’s 1998 resource estimate.  This is not a direct comparison because Placer’s numbers represent material inside an “optimistic-floating-cone” pit (MDA has no information defining their term “optimistic”).  Placer’s method of resource definition results in less tonnes at higher grades than an in situ tabulation because they put economic constraints on their resource tabulation. The Placer methodology eliminates lower-grade resources, thereby increasing the estimated resource grade.  MDA’s resources on the other hand are tabulated only by cutoff.  The results of the comparison are given in Table 17.22.

Table 17.22 Conductora Placer-MDA Resource Comparison

Conductora Measured and Indicated

MDA

Cutoff	Tonnes	Gold	Silver	Copper	CNSCu	Gold	Silver	Copper
(g Au/t)		(g/t)	(g/t)	(ppm)	(ppm)	Ounces	Ounces	Kilograms
0.2	748,872,000	0.73	0.50	917	170	17,588,000	11,922,000	686,356,000
0.4	489,695,000	0.97	0.54	1010	174	15,256,000	8,458,000	494,514,000
0.5	391,921,000	1.10	0.55	1055	179	13,859,000	6,979,000	413,580,000
0.6	319,200,000	1.23	0.57	1092	182	12,594,000	5,825,000	348,516,000
0.7	259,678,000	1.36	0.58	1125	185	11,361,000	4,858,000	292,029,000
0.8	214,848,000	1.49	0.60	1143	185	10,290,000	4,117,000	245,676,000
0.9	181,345,000	1.61	0.61	1160	185	9,383,000	3,532,000	210,299,000
1.0	155,986,000	1.72	0.61	1180	187	8,615,000	3,070,000	184,049,000
1.5	77,944,000	2.21	0.65	1263	215	5,549,400	1,631,900	98,465,000
2.0	36,476,000	2.78	0.66	1335	242	5,008,200	1,414,600	48,679,000

Difference (PD over MDA)

Cutoff	Tonnes	Gold	Silver	Copper	CNSCu	Gold	Silver	Copper
(g Au/t)		(g/t)	(g/t)	(ppm)	(ppm)	Ounces	Ounces	Kilograms
0.2	-35%	23%	17%	-3%	-41%	-20%	-24%	-36%
0.4	-20%	7%	12%	0%	-34%	-14%	-10%	-20%
0.5	-11%	2%	12%	1%	-31%	-10%	-1%	-11%
0.6	-5%	-2%	11%	2%	-28%	-7%	5%	-3%
0.7	1%	-5%	12%	3%	-25%	-4%	13%	4%
0.8	4%	-7%	11%	5%	-21%	-3%	15%	10%
0.9	5%	-8%	11%	7%	-17%	-3%	17%	13%
1.0	5%	-9%	13%	8%	-14%	-4%	18%	14%
1.5	-14%	-7%	15%	12%	-5%	-20%	-1%	-4%
2.0	-33%	-4%	23%	15%	9%	-58%	-55%	-23%

Placer Dome

Cutoff	Tonnes	Gold	Silver	Copper	CNSCu	Gold	Silver	Copper
(g Au/t)		(g/t)	(g/t)	(ppm)	(ppm)	Ounces	Ounces	Kilograms
0.2	488,552,000	0.90	0.58	893	101	14,140,000	9,110,000	436,277,000
0.4	392,502,000	1.04	0.60	1,009	115	13,120,000	7,570,000	396,035,000
0.5	347,318,000	1.12	0.62	1,065	123	12,510,000	6,920,000	369,894,000
0.6	303,371,000	1.20	0.63	1,115	131	11,700,000	6,140,000	338,259,000
0.7	262,038,000	1.29	0.65	1,161	138	10,870,000	5,480,000	304,226,000
0.8	224,037,000	1.38	0.66	1,204	146	9,940,000	4,750,000	269,741,000
0.9	191,212,000	1.48	0.67	1,244	153	9,100,000	4,120,000	237,868,000
1.0	163,222,000	1.57	0.69	1,280	161	8,240,000	3,620,000	208,924,000
1.5	66,821,000	2.06	0.75	1,417	204	4,430,000	1,610,000	94,685,000
2.0	24,544,000	2.66	0.81	1,530	264	2,100,000	640,000	37,552,000

Note: PD numbers represent material inside an “optimistic” pit	(rounded)

MDA compared the Mesones/Sofia resource estimate with that of Placer Dome’s 1998 resource estimate.  Like at Conductora, this is not a direct comparison because Placer’s numbers represent material inside an “optimistic” pit. The results are given in Table 17.23.

Table 17.23 Mesones/Sofia Placer-MDA Resource Comparison

Mesones/Sofia Measured and Indicated

MDA

Cutoff	Tonnes	Gold	Silver	Copper	CNSCu	Gold	Silver	Copper
(g Au/t)		(g/t)	(g/t)	(ppm)	(ppm)	Ounces	Ounces	Kilograms
0.2	113,808,000	0.60	0.57	1857	315	2,202,000	2,095,000	211,392,000
0.4	67,951,000	0.81	0.65	2311	422	1,760,000	1,424,000	157,016,000
0.5	47,010,000	0.97	0.70	2640	505	1,463,000	1,058,000	124,102,000
0.6	34,971,000	1.11	0.74	2966	591	1,252,000	832,000	103,742,000
0.7	26,031,000	1.28	0.79	3365	687	1,067,000	658,000	87,587,000
0.8	20,174,000	1.43	0.83	3725	784	928,000	538,000	75,138,000
0.9	16,114,000	1.58	0.87	4045	879	818,000	449,000	65,185,000
1.0	13,481,000	1.70	0.89	4281	945	738,000	386,000	57,712,000

Difference (PD over MDA)

Cutoff	Tonnes	Gold	Silver	Copper	CNSCu	Gold	Silver	Copper
(g Au/t)		(g/t)	(g/t)	(ppm)	(ppm)	Ounces	Ounces	Kilograms
0.2	-27%	18%		36%		-14%		-1%
0.4	-22%	17%		30%		-9%		1%
0.5	-12%	12%		24%		-2%		9%
0.6	-5%	9%		19%		3%		13%
0.7	3%	5%		12%		9%		15%
0.8	9%	3%		7%		12%		16%
0.9	12%	2%		3%		15%		16%
1.0	13%	2%		0%		15%		13%

Placer Dome

Cutoff	Tonnes	Gold	Silver	Copper	CNSCu	Gold	Silver	Copper
(g Au/t)		(g/t)	(g/t)	(ppm)	(ppm)	Ounces	Ounces	Kilograms
0.2	82,849,000	0.71	NA	2,534	NA	1,890,000	NA	209,939,400
0.4	53,017,000	0.94	NA	2,993	NA	1,600,000	NA	158,679,900
0.5	41,598,000	1.08	NA	3,264	NA	1,440,000	NA	135,775,900
0.6	33,187,000	1.21	NA	3,523	NA	1,290,000	NA	116,917,800
0.7	26,932,000	1.34	NA	3,755	NA	1,160,000	NA	101,129,700
0.8	21,907,000	1.48	NA	3,992	NA	1,040,000	NA	87,452,700
0.9	18,127,000	1.61	NA	4,166	NA	940,000	NA	75,517,100
1.0	15,224,000	1.74	NA	4,291	NA	850,000	NA	65,326,200

Note: PD numbers represent material inside an “optimistic” pit	(rounded)

17.10      Mineral Reserve Estimates

Mineral reserves for the Las Cristinas project were developed by applying relevant economic criteria in order to define the economically extractable portions of the MDA resource model.  MDA developed the reserves for Las Cristinas to meet the NI 43-101 standards set for mineral reserves.  The NI 43-101 standard uses the Canadian Institute of Mining, Metallurgy and Petroleum reserve definitions, which are:

Probable Mineral Reserve

A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

The economic and design criteria used in determining the reserves in this report were derived from the March 1996 Placer Dome Las Cristinas feasibility study.  MDA believes that there is enough information in this feasibility study concerning the appropriate mining, processing, economic and other factors to support Proven and Probable reserves.  In addition, MDA’s current work updated mining costs, processing costs and recoveries. Plant throughput was fixed at 20,000 ore tonnes per day as opposed to the 40,000 tonnes per day in Placer’s feasibility.  For the current reserve and mining scenario, saprolite mining is to be undertaken by a contractor.

One significant difference from the Placer feasibility is that Crystallex does not yet have the right to retain profits from the extracted copper.  Crystellex’s legal opinion states: “Therefore, under this scenario Crystallex would not be entitled to profit from the extracted copper, but to recover the expenses it incurred on its extraction that are fully demonstrated in the proceedings.” Until Crystallex executes a copper agreement with CVG, Crystallex will be reimbursed for the costs required to process the copper, but the profits from copper sales are to go to CVG.  Because of this, copper is not included in the reserve. There is no mention of silver revenue so it has been excluded from the reserve as well.

In the economic calculations used here, costs to mine, mill and process ore on-site, and gold refining off-site were paid out of gold revenues.  Costs to transport, smelt and refine concentrates were paid by copper revenues. No copper profit was attributed to Crystallex.  This was done by setting the downstream-copper-related costs and profits to zero (Table 17.24).

17.10.1  Applied Methodologies

The Las Cristinas reserves were derived from the resource model built by MDA.  MDA used Medsystem/MineSight computer software to develop and report the reserves using the following procedure:

1.     Review and verify parameters and designs from the Placer feasibility study;

2.     Using these inputs, generate multiple “pit shells” with Medsystem’s Lerchs-Grossmann ultimate pit program;

3.     Design an ultimate pit using the pit shells as guides.  This design includes haul roads and eliminates any areas that could not be mined because of practical mining limitations; and

4.     Tabulate Measured and Indicated resources inside the designed pit that meet the economic criteria for reserve classification and reporting.

17.10.1.1       Pit Design Parameters

Economic inputs used to develop the Lerchs-Grossmann pit shells and cutoff grades are listed in Table 17.24. Table 17.25 is a summary of the physical pit design parameters that were used in both the ultimate pit program and final pit design.

Table 17.24 Economic Parameters

Value	Description	Units (US$)
$325	Gold price	$/oz
$0	Copper price	$/lb
$0.97	Cost of mining bedrock	$/DMT*
$1.17	Cost of mining saprolite	$/DMT*
$3.47	Cost of milling-processing sulfide	$/DMT* ore
$0.46	Cost of admin, corporate fees	$/DMT* ore
$2.99	Cost of milling-processing oxide	$/DMT* ore
2204.62	Pounds per tonne conversion	lb/tonne
31.1035	Grams per oz conversion	g/oz
0%	Payable copper	%
0%	Copper unit deductions	%
95.0%	Gold payable in concentrate	%
98.5%	Gold payable in dore oxide	%
$0	Concentrate smelting	$/DMT*
$0	Copper refining	$/lb
$6.00	Gold refining sulfide	$/oz
$1.50	Gold refining oxide	$/oz
$0	Concentrate freight	$/DMT*
Royalty on gold
1.0%	If gold is <= $280/oz	%
1.5%	If gold is < $350/oz and > $280/oz	%
2.0%	If gold is < $400/oz and >= $350/oz	%
3.0%	If gold is >= $400/oz	%
3.0%	Exploitation tax	%

*DMT = Dry Metric Tonne

Table 17.25 Physical Parameters

Description	Value
Mesones saprolite sulfide gold recovery	83.4%
Mesones bedrock gold recovery	85.9%
Conductora saprolite sulfide gold recovery	80.5%
Conductora bedrock gold recovery	80.8%
Average oxide gold recovery*	94.7%
Specific gravity (varies by rock type)	1.56-2.79
Saprolite bench height	6m
Bedrock bench height	12m
Road width	30m
Maximum road grade	10%
Overall slope angle in saprolite	35°
Overall slope angle in bedrock	45°
Slope angle azmuth 135-190° all rocks	25°

*Oxide gold recovery varies with gold grade

Oxide gold recovery in this reserve is slightly lower than the previous Placer feasibility.  This is because the estimate of gold recovery in the oxide saprolite is dependent on grade and the MDA resource has a different grade distribution than the Placer resource estimate.  The designed pit and general site facilities are shown in Figure 17.1.

17.10.1.2       Dilution

MDA believes that the combination of kriging, model block size and averaging of grades across multiple zones adequately accounts for dilution in the reserve.  The anticipated mining equipment is small enough to selectively mine individual blocks smaller than the 12 m by 12 m block size.

Nevertheless, it will be necessary to practice detailed grade control in some areas of the deposit. Specifically, mining at the oxide-sulfide boundary in saprolite needs to be controlled to avoid mixing of the two material types going to the plant.  The oxide sulfide boundary is essentially sub-horizontal and on any particular level, mining benches will more often than not include both oxide and sulfide.  There is a noticeable color change between these two material types, which can be used as a guide.

Ore-waste boundaries also require attention to minimize grade dilution, although the biggest issue in this regard is waste internal to the ore.  MDA reviewed this situation and determined that the number of isolated waste blocks surrounded by ore amounted to about one percent of the total reserves at grades not much below economic cutoff.  As in any mine, there will also be invisible losses due to misclassification of ore and waste near the cutoff grade.

17.10.2          Cutoff Grades

Gold cutoff grades for the deposits are listed in Table 17.26.

Table 17.26 Gold Cutoff Grades

Material	Cutoff Au g/t
Mesones sulfide saprolite	0.66
Mesones all bedrock	0.61
Conductora saprolite sulfide	0.68
Conductora bedrock	0.65
All oxide	0.50

FIGURE NO. 17.1	Bolivar State	Crystallex International Las Cristinas Pit Design & Site Map	Venezuela

AS A MUTUAL PROTECTION TO OUR CLIENTS, THE PUBLIC, AND MDA ALL REPORTS AND DRAWINGS ARE SUBMITTED FOR THE CONFIDENTIAL INFORMATION OF OUR CLIENT FOR A SPECIFIC PROJECT AND AUTHORIZATION FOR USE OR PUBLICATION OF DATA, STATEMENTS, CONCLUSIONS, OR ABSTRACTS FROM OR REGARDING OUR REPORTS AND DRAWINGS IS RESERVED PENDING OUR WRITTEN APPROVAL.

					MINE DEVELOPMENT ASSOCIATES	DATE	Apr 16, 2003
						DRAWN BY	S Hardy
						CHECKED BY	MDA
						SCALE	not to scale
				Reno	Nevada

17.10.3          Mineral Reserve Estimate

The mineral reserve estimate is given in Table 17.27.

Table 17.27 Las Cristinas Mineral Reserve Estimate

Deposit	Category	Ore Tonnes	Grade (Au g/t)	Cont ozs	Waste Tonnes	Strip Ratio
Conductora	PROVEN	34,133,000	1.43	1,569,000	262,546,000	1.3:1
	PROBABLE	167,955,000	1.31	7,073,000

Mesones	PROBABLE	21,860,000	1.28	900,000	41,363,000	1.89:1

Total	PROVEN	34,133,000	1.43	1,569,000	303,909,000	1.34:1
	PROBABLE	189,815,000	1.31	7,973,000

Total	PROVEN & PROBABLE	223,948,000	1.33	9,542,000	303,909,000	1.34:1

17.10.4          Mining

Mining costs were based on the Placer feasibility estimates, with some modifications to reflect more current conditions and Crystallex’s operating philosophies.  Mining cost estimates assume a contractor will mine the saprolite materials and Crystallex will mine the bedrock materials.

Bedrock and saprolite mining methods are significantly different in that the bedrock requires drilling and blasting, the saprolite does not.  The bedrock will be mined with conventional mining trucks and hydraulic excavators while the saprolite will be mined with articulated trucks, hydraulic excavators and scrapers as required. Roads in saprolite will require engineered construction with road base materials placed and maintained to handle large haul trucks.

17.10.4.1       Saprolite Mining

A contractor will mine all saprolite materials.  While the choice of equipment will ultimately be dictated by actual mining conditions, initially a combination of articulated all-wheel-drive trucks and excavators and scrapers will be used.  Grade control will be handled by Crystallex personnel and will consist of trenches dug to define the grade and material boundaries.  Drilling and blasting is not planned for the saprolite, however, it may be required at the transition from saprolite to saprock or bedrock.

Crystallex has received a proposal from Constructora Ramel, C.A. to mine and haul saprolite material for a price of $1.90/m3. Constructora Ramel is currently the contract miner for Crystallex at their La Victoria mine in Venezuela.

17.10.4.2       Bedrock Mining

In the anticipated plan, Crystallex will mine all bedrock materials and perform all grade control, dewatering, and maintenance tasks.  As the pit penetrates deeper into the bedrock, the rock should increase in strength, with decreasing fracture density.  About two thirds of the bedrock in the pit is the carbonate-stable bedrock.  All of the bedrock will require drilling and blasting, as well as controlled blasting near the final pit walls.

Mining costs for bedrock were derived using haul profiles developed by Placer and equipment productivity and cost estimates developed by MDA.  Estimated bedrock mining costs average $0.97 per tonne of material mined over the life of the operation.

17.10.4.3       Waste Dumps

Because the possibility exists that some of the mined material may be acid generating, the potentially acid-generating material will be encapsulated in the center portions of the waste dumps.  The majority of the potentially acid-generating material is saprolite sulfide.  The carbonate-stable bedrock is generally acid neutralizing, according to Placer documentation, and is planned to be used to surround the potentially acid-generating material.

17.10.4.4       Pit Dewatering

Placer’s 1996 feasibility studied mine dewatering requirements.  Water Management Consultants completed Placer Dome’s estimate of dewatering capital and operating costs for this study. Placer planned on initially drilling 30 wells around the pits to start lowering the water table.  Each year additional wells were to be drilled until a total of 70 primary wells have been completed. MDA increased the 1996 requirements slightly to reflect the additional Mesones/Sofia pit and has included the de-watering costs in the mining costs.

As mining commences it will be necessary to divert as much surface runoff water as possible away from the pit by using river and stream diversions and to collect and pump rainwater from the pits.  The water collected in the pits will be pumped to a settling pond for settling and discharge.

18.0        OTHER RELEVANT DATA AND INFORMATION

MDA is not aware of any other relevant information related to the resources and reserves that are not described in this document that would change the conclusions or interpretations.

19.0        INTERPRETATIONS AND CONCLUSIONS

Las Cristinas is a gold/copper deposit that is unique in terms of its geologic characteristics as well as its size. The geometry and size of the deposit give the project operational flexibility that will allow optimal exploitation. The deposit is open ended at depth and, with increasing metal prices, decreasing costs, or increasing metallurgical recoveries, reserves could increase.  Furthermore, additional drilling may result in upgrading Inferred resources to Measured or Indicated, which could add to reserves.

MDA is not reporting copper resources or reserves as the rights to this commodity have not yet been granted to Crystallex.  Inclusion of these resources into the reserve for Crystallex’s account will improve the economic picture; however, not significantly.  Silver is particularly low-grade and as such, was not considered in the economics of this study, though it was modeled.  Silver will add slightly to the overall economics.

Crystallex has not yet evaluated the potential of the rest of the concessions. With the geologic understanding recently obtained and the indications of additional mineralization, there is potential to define additional mineralization.  At Cordova additional resource will be defined, though the understanding, level of certainty and strength of mineralization are all lower than Conductora and Mesones/Sofia.

As in all projects, there are certain aspects of the project and resource estimate that can use additional study. The following recommendations regarding the geology and resources are given not to show deficiencies, but rather to provide a higher level of understanding of the project.

•      There remains an issue of accuracy when using a hard boundary between CSB and CLB materials.  The contact between the two material types is probably more irregular and/or gradational.  As MDA used the appropriate specific gravity samples from each unit, the present estimation methodology should assign correct specific gravity, but the changes spatially may vary from what is modeled.

•      As the effect of copper on the cyanide recovery of gold is potentially negative, further study should be made on the CNSCu distribution in the saprolite prior to production.

•      Additional drilling should be done to upgrade resources and potentially increase reserves. Given the same economic, mining, and engineering criteria, it is likely that the reserves can be increased at depth but potentially also at Potaso where drilling could not be done in an area of historic mining.

•      Detailed geologic studies should be undertaken at Mesones/Sofia in order to better understand the geology, character, distribution and metallurgy of mineralization.

•      It would be advisable that in the future a heterogeneity study be done to optimize sampling protocol and minimize sample variance.

There is some concern with sample integrity with core samples with low recoveries as it was noted that there is an inverse relationship of grade and core recovery.  In some of the extreme cases, these samples were eliminated from the database.  But overall, this subtle relationship will add a bias to the underlying data set and in turn, to the modeled grades.  This relationship of lower core recovery and higher grade dominantly occurs in the saprolite, which represents about one quarter of the reserve.  Though this issue has been addressed by lowering the resource classification when grades are based on lower-core-recovery samples, there exists a possibility that this bias may manifest itself during saprolite mining as lower than estimated grades.  Because of the modeling methodology, the impact of this core recovery/grade relationship is greater for copper than for gold.

Although in some verification work Crystallex samples were lower on average than Placer’s, most often this could be explained by a few high-grade samples that were not reproduced by Crystallex.  This is not a flaw in the data but reinforces the necessity for a heterogeneity study.

The Crystallex legal opinion is not specific concerning which costs or portions of costs are attributable to processing copper (reimbursable to Crystallex) and which costs are considered gold-related costs (direct Crystallex costs).  Crystellex’s legal opinion states: “Therefore, under this scenario Crystallex would not be entitled to profit from the extracted copper, but to recover the expenses it incurred on its extraction that are fully demonstrated in the proceedings.” In this study all mining and milling costs were charged to gold revenue; concentrate transportation, smelting and copper refining were charged to copper revenue; while gold refining and smelting costs were attributed to gold revenues.  If costs are allocated differently than described in this report, changes to the reserves will result.  MDA understands that Crystallex is working with CVG to include an addendum to its original gold agreement to deal with copper.

After analysis of the 2003 drill program, MDA believes that the Las Cristinas database can be used for feasibility-level study and resource estimation.  Having said this, all future work must be cognizant of the underlying difference in grades between Placer data and the Crystallex verification drilling and the difference must be explained. It cannot be stated which is the more accurate at this time.  Negligible contamination may have occurred during sample preparation of the Crystallex samples.  The larger concern is the high variance noted in check assays, which will impact grade control during mining.  This concern could be mitigated by completing a heterogeneity study of gold in the rock.

20.0        RECOMMENDATIONS

MDA suggests that Crystallex proceed with a feasibility study to determine the project viability under current economic conditions.  This will also help establish a new, more independent base not tied as much to work done by the previous operator.

Table 20.1 Recommended Program Budget

Engineering Studies

	Units	Cost/unit	Cost
Feasibility	1	$600,000	$600,000	Complete bankable feasibility
Miscellaneous fieldwork	1	$400,000	$400,000	Fill in data collection
Contingency	20%		$100,000
Total			$1,100,000

21.0        REFERENCES

AmbioConsult, C.A., August 1996, Environmental Impact Study for Las Cristinas Mining Project Volume 1 Project Description

Mine Development Associates and Kappes, Cassiday and Associates, in press, Las Cristinas Internal Prefeasibility Study – Based on Data Provided by CVG, Bolivar State, Venezuela

Placer Dome Exploration and Placer Dome Technical Services, July 1998, Las Cristinas Project Feasibility Study Update Volume I Geology

Placer Dome Exploration and Placer Dome Technical Services, July 1998, Las Cristinas Project Feasibility Study Update Appendices

Placer Dome Technical Services Ltd., March 1996, Cristinas Project Venezuela Feasibility Study Volume 1 – Geology

Placer Dome Technical Services Ltd., March 1998, Cristinas Project Venezuela Feasibility Study Volume 1 – Geology

Placer Dome Technical Services Ltd., March 1998, Cristinas Project Venezuela Feasibility Study Volume 1 – Geology Appendices

Placer Dome Technical Services Ltd., March 1996, Cristinas Project Venezuela Feasibility Study Volume 1 – Geology

Placer Dome Technical Services Ltd., March 1996, Cristinas Project Venezuela Feasibility Study Volume 2 – Mining

Placer Dome Technical Services Ltd., March 1996, Cristinas Project Venezuela Feasibility Study Volume 4 – General Matters

Placer Dome Technical Services Ltd., March 1996, Cristinas Project Venezuela Feasibility Study Volume 6 – Summary

Placer Dome Technical Services Inc., August 1996, Feasibility Study Tailing Disposal Area & Waste Dump Area Las Cristinas Project Venezuela Volume 1

22.0        CERTIFICATE OF AUTHORS

I, Steven Ristorcelli, P. Geo., do hereby certify that:

1.     I am currently employed as Principal Geologist by:

Mine Development Associates, Inc.
210 South Rock Blvd.
Reno, Nevada 89502.

2.     I graduated with a Bachelor of Science degree in Geology from Colorado State University in 1977 and a Master of Science degree in Geology from the University of New Mexico in 1980.

3.     I am a Registered Professional Geologist in the states of California (#3964) and Wyoming (#153) and a Certified Professional Geologist (#10257) with the American Institute of Professional Geologists, and a member of the Geological Society of Nevada, Society for Mining, Metallurgy, and Exploration, Inc., and Prospectors and Developers Association of Canada.

4.     I have worked as a geologist continuously for a total of 25 years since my graduation from undergraduate university.

5.     I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.     I am responsible for the preparation of this technical report titled Resources and Reserves of the Las Cristinas Gold and Copper Deposits Bolivar State, Venezuela dated April 30, 2003 (the “Technical Report”). I visited the project on October 16, 17 and 18, 2002.

7.     My prior involvement with the property was a review of historic resource estimates, and preparation of the First Report.

8.     I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which to disclose would make the Technical Report misleading.

9.     I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.  I have read National Instrument 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

11.  I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of April, 2003

/s/ “Steven. Ristorcelli”
Signature of Qualified Person

Steven Ristorcelli
Print Name of Qualified Person

CERTIFICATE OF AUTHORS

I, Scott Hardy, P.E., do hereby certify that:

1.     I am currently employed as Senior Engineer by:

Mine Development Associates, Inc.
210 South Rock Blvd.
Reno, Nevada 89502.

2.     I graduated with a Bachelor of Science degree in General Engineering from Oregon State University in 1978 and Bachelor of Science degree in Geology from the University of Wyoming in 1984.

3.     I am a Registered Professional Engineer in the state of Nevada (#11891) and a member of the Society for Mining, Metallurgy, and Exploration, Inc.

4.     I have worked as an engineer for a total of 17 years since my graduation from university.

5.     I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.     I am responsible for the preparation of this technical report titled Resources and Reserves of the Las Cristinas Gold and Copper Deposits Bolivar State, Venezuela dated April 30, 2003 (the “Technical Report”). I visited the project on October 16, 17 and 18, 2002.

7.     I have had prior involvement with the property that is the subject of this Technical Report.  That involvement was reviewing and reporting for internal purposes on historic resource, sampling, and mining engineering work, and preparation of the First Report.

8.     I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission of which to disclose would make the Technical Report misleading.

9.     I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.  I have read National Instrument 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

11.  I consent to the filing of the Technical Report with any securities regulatory authority, stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 30th day of April, 2003

/s/ “Scott Hardy”
Signature of Qualified Person

Scott Hardy
Print Name of Qualified Person